UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

Tender Offer/Rights Offering
Notification Form

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Mitsubishi Cable Industries, Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

Mitsubishi Materials Corporation

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Hideyuki Kushida,

General Manager, Legal & Corporate Administration Department

3-4-1, Marunouchi, Chiyoda-ku, Tokyo 100-8303, Japan

+81-3-3216-1551

(Name, Address (including zip code) and Telephone Number (including area code) of Persons
Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents.

                (a)  The following documents are attached as exhibits to this Form:

Exhibit Number	Description
1	English translation of the Notice of Convocation of the Extraordinary General Meeting of Shareholders of Mitsubishi Cable Industries, Ltd, dated January 25, 2010, and related materials.

                (b)  Not applicable.

Item 2.    Informational Legends.

               The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in the attached exhibits, as applicable.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)      Press release, dated November 27, 2009. [1]

(2)      Not applicable.

(3)      Not applicable.

PART III–CONSENT TO SERVICE OF PROCESS

(1)      Concurrently with the filing of the original Form CB on November 27, 2009, Mitsubishi Materials Corporation filed a written irrevocable consent and power of attorney on Form F-X with the U.S. Securities and Exchange Commission.

(2)      Not applicable.

[1] Previously furnished to the Commission as part of Form CB on November 27, 2009.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:          /s/ Akira Takeuchi
Name:     Akira Takeuchi

Title:       Managing Director

Dated:    January 26, 2010

Exhibit 1

[Translation]

Stock code: 5804

January 25, 2010

To Our Shareholders:

MITSUBISHI CABLE INDUSTRIES, LTD

NOTICE OF CONVOCATION OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are cordially invited to attend the Extraordinary General Meeting of Shareholders of Mitsubishi Cable Industries, Ltd (the “Company”) to be held as described below.

If you are unable to attend the meeting, after reviewing the following documents entitled “Reference Materials for the General Meeting of Shareholders,” please indicate your vote of approval or disapproval on the enclosed Voting Card and return the card to the Company by 5:20 p.m., February 8, 2010 (Monday).

Yours truly,

Hisayoshi Honma

President and CEO

Mitsubishi Cable Industries, Ltd

4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

Details

1. Date and Time:                10:00 a.m., February 9, 2010 (Tuesday)

2. Place:                                Main Conference Room of Japan Transportation Association

9th floor, Shin-Kokusai Building

4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. Meeting Agenda:             Matter to be Resolved:

Approval of the Share Exchange Agreement between the Company and Mitsubishi Materials Corporation

- End -

_____________________

If you attend the meeting, please submit the enclosed Voting Card to the reception desk on the day of the meeting.

If the Reference Materials for the General Meeting of Shareholders need to be amended, the Company will give notice of such amendment by posting it on its website (http://www.mitsubishi-cable.co.jp/)

Reference Materials for the Extraordinary General Meeting of Shareholders

Item: Approval of the Share Exchange Agreement between the Company and Mitsubishi Materials Corporation

1.     The reason for the share exchange

 Despite our efforts to cultivate and strengthen our electronic and electrical distribution systems and instrument components businesses as a part of our over all business structural reforms, these businesses saw a significant decline in profits due to the global recession caused by the turmoil that arose two years ago in the U.S. financial markets, which in turn caused a sudden contraction in the automotive market. This has led to a continually difficult business environment for our electronic and electrical distribution systems business, which primarily serves the automotive industry. In response to this rapidly deteriorating business environment, we have pursued company-wide cost reductions and other initiatives in accordance with structural reforms of our electronic and electrical distribution systems business. Although some positive results have been achieved, in response to the unstable market environment, we have decided to significantly downsize our automotive wiring harness business, which constitutes the core of our electronic and electrical distribution systems business. In addition, we have decided to withdraw from businesses wherein a recovery in profitability seems difficult, such as the general-purpose optical fiber cable business (the “Business Structural Reforms”). We will continue to pursue cost reductions while focusing our efforts on strengthening our ongoing businesses to ensure stable earnings and aim for further sustainable growth. However, we need to act quickly to strengthen our financial base as we currently forecast an extraordinary loss of 4.0 billion JPY as a result of the Business Structural Reforms.

On the other hand, Mitsubishi Materials Corporation (“MMC”) is our biggest shareholder, holding 36.5% of our issued shares. Over many years, MMC has built a close relationship with us through product development and sales of copper wire rods, which are used in  cables. In addition, MMC has collaborated with us in the development of our strategic business by underwriting our capital increases through third party allotments in July 2006 and by cooperating in the development of automotive electrical components.

Together with MMC, we considered various countermeasures for the above situation. As a result, both companies agreed on the urgent need to set up a management structure that enables us to make rapid business judgments without being distracted by our short-term performance, so that we can push forward with the Business Structural Reforms. Both companies concluded that making us a wholly owned subsidiary of MMC through a share exchange would be the best way to solve these issues from the perspective of speed and management flexibility.

The conversion of the Company into a wholly owned subsidiary will enable a flexible and expeditious reinforcement of our financial base. In addition, while deepening the relationship between the two companies, it will enable the development and sales of new products to meet diverse market needs by combining our various technologies and solid customer base with MMC’s oxygen-free copper and alloy technologies. MMC believes that, amid growing efforts to realize a low-carbon society, the use of electricity as a form of green energy will increase and, as a result, the demand for higher quality copper products with superior conductivity and workability will grow.  We think the conversion of the Company into a wholly owned subsidiary of MMC will maintain MMC Group’s credit quality, and result in an overall strengthening of MMC Group’s copper business and eventually fit the benefit of our shareholders who will own MMC’s shares.

As mentioned above, the conversion of the Company into a wholly owned subsidiary of MMC will enable the swift and definitive implementation of our Business Structural Reforms while contributing to the maximization of MMC Group’s corporate value. We have concluded that this proposal is in the best interests of the shareholders, the employees, the customers and all other stakeholders of both companies and, therefore, we have entered into the Share Exchange Agreement with MMC.

We appreciate for your past support, and we request that you carefully consider the purpose of the Share Exchange and approve this item.

2.     Contents of the Share Exchange Agreement

Contents of the Share Exchange Agreement between the Company and MMC executed on November 27, 2009, are described as below.

Share Exchange Agreement (copy)

 Mitsubishi Materials Corporation (“MMC”), a corporation with its principal place of business at 3-2, Otemachi 1-chome, Chiyoda-ku, Tokyo, Japan and Mitsubishi Cable Industries, Ltd (“MCI”), a corporation with its principal place of business at 4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo, Japan hereby enter into the Share Exchange Agreement ("Agreement") as follows.

1)     Share exchange

MMC and MCI shall perform the share exchange (the “Share Exchange”) according to this Agreement, whereby MCI becomes a wholly owned subsidiary of MMC.

2)     Delivery and allocation of shares under the Share Exchange

(A)   MMC shall issue 35,940,021 shares of common stock and allocate 0.32 shares of MMC common stock for each share of MCI common stock to MCI’s shareholders registered or recorded on the MCI’s shareholder list of the day before the effective date (defined in Article 5).

(B)   As a result of applying the preceding paragraph, if the number of MMC shares allocated to any MCI shareholder includes a fraction of one share, MMC shall dispose it in accordance with Article 234, of the Companies Act.

3)     Amount of MMC’s capital and reserve

The amount of MMC’s capital and reserve increased under the Share Exchange shall be as follows;

              (1)    Capital                       0 JPY

              (2)    Capital Surplus         Amount MMC shall separately decide in accordance with the Company Accounting Regulations

              (3)    Earned Reserves      0 JPY

4)     Meeting of Shareholders to approve this Agreement

(A) MCI shall hold a meeting of its shareholders on February 9, 2010 and request the approval of this Agreement and other matters necessary for the Share Exchange. MMC and MCI may change the date of the meeting of its shareholders, if necessary, upon mutual consultation.

(B)  In accordance with Article 796, Paragraph 3 of the Companies Act, MMC will execute this Agreement without approval at a meeting of its shareholders. In case approval at a meeting of MMC’s shareholders is required pursuant to the Article 796, Paragraph 4 of the Companies Act, MMC and MCI shall decide on the response upon mutual agreement through consultation.

5)     Effective date

The effective date of the Share Exchange shall be March 12, 2010 (the “Effective Date”). MMC and MCI may change the Effective Date, if necessary due to the progress of the share exchange procedure, upon mutual consultation.

6)     Management of company property

From the date of execution of this Agreement until the Effective Date, each of MMC and MCI shall exercise due care of a good manager in operation of its respective business and management of its respective assets. Each of MMC and MCI may not conduct any act which might have a material impact on its assets or rights and obligations without mutual agreement through consultations with each other in advance.

7)     Amendment and termination of this Agreement

During the period commencing on the date of execution of this Agreement until the Effective Date, MMC and MCI may, after mutual consultation, change the terms of the Share Exchange or parts of this Agreement, or terminate this Agreement if, the financial or managerial condition of MMC or MCI has materially changed due to a natural disaster or, a matter with an otherwise materially adverse effect on the implementation of the Share Exchange has arisen.

8)     Validity of this Agreement

This Agreement shall become invalid in either the following events:

(1)  This Agreement is not approved at the meeting of MCI’s shareholders stipulated in Article 4, Paragraph 1

(2)  Necessary statutory approvals for the Share Exchange are not obtained from the relevant governmental agencies.

9)     Matter for discussions

MMC and MCI shall decide any matter other than the matters set forth in this Agreement that is necessary for the Share Exchange through mutual consultation in accordance with the intent of the Agreement.

IN WITNESS WHEREOF, the parties hereto have executed the Agreement in duplicate original counterparts by placing their signatures and seals thereon, and each party shall retain one original counterpart.

November 27, 2009

Akihiko Ide

President

Mitsubishi Materials Corporation

3-2, Otemachi 1-chome, Chiyoda-ku, Tokyo

Hisayoshi Honma

President and CEO

Mitsubishi Cable Industries, Ltd.

4-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3.       The summary of contents set down in Article 184, Paragraph 1 of Ordinance for Enforcement of the Companies Act.

(1) Reasonableness of consideration for the Share Exchange

1. Reasonableness of amount of consideration for the Share Exchange and its allocation

1) Share Exchange Ratio Calculation

To ensure the fairness of the share exchange ratio calculation used for the Share Exchange, each company separately requested an independent third party to calculate the share exchange ratio. MMC commissioned Nomura Securities Co., Ltd. (“Nomura”), and we commissioned PwC Advisory Co., Ltd. (“PwC”), to calculate the share exchange ratio. Neither Nomura nor PwC has a relationship with MMC or us.

2) Process of the Share Exchange Ratio Calculation

Nomura used the average market stock price method to calculate the corporate value of MMC, because MMC’s shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. In applying the average market stock price method, Nomura used the closing price of the calculation reference date of November 26, 2009 and the average closing prices of the one-week, one-month, three-month and six-month periods ended November 26, 2009.

                  Nomura used the average market stock price method, because our shares are listed on the Tokyo Stock Exchange, and the discounted cash flow method (“DCF”) to reflect future business activities, to calculate our corporate value. In applying the average market stock price method, Nomura used the closing price of the calculation reference date of November 26, 2009, and the average closing price of the one-week, one-month, three-month and six-month periods ended November 26, 2009.

                   The share allocation of MMC common stock per share of our common stock as a result of each method is as follows:

Calculation method	Share exchange ratio calculation range
Average market stock price	0.339 – 0.373
DCF	0.263 – 0.341

Nomura’s share exchange ratio calculation was based on information provided by both companies as well as information disclosed to the general public, which it used as-is and assumed to be accurate and complete. No independent verification of the accuracy or completeness of these materials or information was conducted. Furthermore, in regard to the assets and liabilities (including contingent claims) of both companies and their subsidiaries and affiliated companies, Nomura did not conduct an independent valuation, appraisal or assessment, including any analysis or valuation of individual assets and liabilities, nor did it request a third party to provide an opinion or appraisal. Nomura’s share exchange ratio calculation reflects information and economic conditions as of November 26, 2009. Nomura assumed that financial forecasts provided by both companies were made reasonably by the management of both companies based on their current best estimates and judgment.

PwC used the average market stock price method to calculate the share exchange ratio for MMC, because MMC’s shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange. And PwC used the average market stock price method to calculate the share exchange ratio for the Company, because our shares are listed on the Tokyo Stock Exchange. PwC also used the DCF method to reflect future business activities in the calculation of our share exchange ratio. In applying the average stock price method, recent market transactions of both company’s shares were incorporated into the calculation as the weighted average trading volume and average closing price of the two-week, one-month and three-month periods ended November 26, 2009.

Share allocation of MMC common stock per share of our common stock as a result of each method is as follows:

Calculation method	Share exchange ratio calculation range
Average market stock price	0.339 – 0.373
DCF	0.305 – 0.443

PwC’s share exchange ratio calculation was based on information provided by both companies as well as information disclosed to the general public, which it used as-is and assumed to be accurate and complete. No independent verification of the accuracy or completeness of these materials or information was conducted. Furthermore, in regard to the assets and liabilities (including off-balance-sheet assets and liabilities and other contingent claims) of both companies and their subsidiaries and affiliated companies, PwC did not conduct independent valuation, appraisal or assessment, including analysis and valuation of individual assets and liabilities, nor did it request any third party to provide an opinion or appraisal. PwC assumed that financial forecasts provided by both companies were reasonably made by the management of both companies based on their current best estimates and judgment. PwC’s share exchange ratio calculation reflects information and economic conditions as of November 26, 2009. Furthermore, our business plan reflects revisions to its earnings forecast for the fiscal year ending March 31, 2010 (April 1, 2009 to March 31, 2010), announced on November 27, 2009.

PwC’s share exchange ratio calculation does not represent an opinion of the fairness regarding the share exchange ratio.

3) Decision of the Share Exchange ratio

Together with MMC, we carefully considered, negotiated and discussed the share exchange ratio using the calculations submitted by the third parties as reference. As a result, both companies approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at each company’s board meeting held on November 27, 2009, and both companies reached an agreement and executed the share exchange agreement on the same day.

In the event of any significant changes to the bases for the calculations, the share exchange ratio may be modified by the agreement of both companies. Furthermore, our business plan forecasts improved earnings as a result of significant downsizing of the automotive wiring harness business, although a temporary loss is forecasted.

Company	Mitsubishi Materials Corporation (Parent company)	Mitsubishi Cable Industries (Wholly owned subsidiary)
Share exchange ratio	1	0.32

2. Reasonableness of the capital and reserve of the wholly owning parent company

The amount of MMC’s capital and reserve increased with the Share Exchange shall be as follows;

              (1)    Capital                       0 JPY

              (2)    Capital Surplus         Amount MMC shall separately decide in accordance with the Company Accounting Regulations

              (3)    Earned Reserves       0 JPY

                We consider the above as reasonable in the light of MMC’s capital policy

3. Reason for choosing MMC’s common shares as the consideration for the Share Exchange

Together with MMC, we have chosen, as the consideration for the Share Exchange, the shares of MMC, which will become our  wholly owning parent company. We have concluded that MMC’s shares are appropriate for the consideration of the Share Exchange for the following reasons. (1) MMC’s shares are listed on the Tokyo Stock Exchange and the Osaka Securities Exchange with a high traded volume in share markets, and so MMC’s shares have liquidity providing trade opportunities of MMC’ shares on the both exchanges. (2) The receipt of MMC’s shares as the consideration for the Share Exchange will enable our shareholders to enjoy the benefit arising from integration effect due to our becoming a wholly owned company of MMC.

4. Matters to ensure fairness for our shareholders other than MMC

MMC holds 36.7% (including 0.2% held by its subsidiary) of the common stock issued by us. Together with MMC, we took the following measures to ensure the fairness of the Share Exchange: (1) external specialists conducted due diligence and, (2) the share exchange ratio was calculated by third parties. (MMC did not obtain a fairness opinion from Nomura, and we did not obtain a fairness opinion from PwC.) Upon consideration of the results of above measures, both companies discussed and negotiated the share exchange ratio, and both companies approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at each company’s board meeting held on November 27, 2009, and both companies reached an agreement and executed the share exchange agreement.

There are no directors of MMC or the Company who also serve as a director of the other, and our board of directors passed the resolution to enter into the Share Exchange Agreement at its own discretion. In order to avoid conflict of interests, the statutory auditor of the Company who also serves as a managing director of MMC does not participate deliberations concerning the Share Exchange at our board meetings.

(2) Matters for reference on the consideration for the Share Exchange

1. The Articles of Incorporation of the MMC

Articles of Incorporation

of

Mitsubishi Materials Corporation

Chapter I.  General Provisions

Article 1 (Trade Name)

The name of the Corporation shall be ‘Mitsubishi Materiaru Kabushiki Kaisha’, and it shall be called ‘Mitsubishi Materials Corporation’ in English.

Article 2 (Objectives)

The objectives of the Corporation shall be to engage in the following businesses:

1.             Manufacture and sales of copper, lead, zinc, gold, silver, tin, copper wire rods, copper cakes and billets, copper tubes, and other non-ferrous and precious metal products;

2.             Manufacture and sales of cement, cement solidifying materials, processed products of cement and ceramic products;

3.             Manufacture and sales of ultra-hard-metal alloys and tools, diamond tools, sintered metal components, oleo bearings, and other powder metallurgy products;

4.             Manufacture and sales of corrosion-resistant and heat-resistant alloys, copper alloys, zinc alloys for die-casting, precision cast and wrought products, and other non-ferrous alloys;

5.             Manufacture and sales of precision moulds, machinery, equipment and devices for general industrial use, storage containers, transport containers, vehicles, and housing equipment;

6.             Manufacture and sales of aluminum beverage cans, can tops and lids and other beverage and food containers, and collection of used aluminum cans;

7.             Manufacture and sales of silicon for semiconductors, gold bonding wires and precision rolled products, sputtering targets, high purity materials, quartz products, selenium, tellurium, minor metals, electro-conductive powders and other components for electronics and telecommunications devices as well as materials thereof, and other electrical equipment and appliances;

8.             Purchases and sales of petrol, naphtha, kerosene, light oil, heavy oil, asphalt, lubricating oil, liquefied petroleum gas and other petroleum-related products, and production and sales of coal, coke, iron ore and other minerals;

9.             Production, process and sales of gravel, sand, rubble and other materials for civil engineering and construction, and quarrying business;

10.           Manufacture and sales of ceramic condensers, surge absorbers, thermistors, varistors, noise filters, resistors, ceramic artificial bones and other special ceramic products;

11.           Manufacture and sales of sulphuric acid, silico-chemicals, fluoro-chemicals, pigments, electrolytic magnesia, calcium carbonate and other inorganic chemical products, and concrete admixtures, paints, tires and other organic chemical products;

12.           Research, study, development, design, construction, operation and technical services in the filed of nuclear power and undertaking of provision thereof, and manufacture and sales of nuclear fuels;

13.           Manufacture and sales of medicines, medical devices and food additives;

14.           Research, study and development in the field of biochemistry, microbiology and other bioscience, and manufacture and sales of microbial preparations and enzyme preparations utilizing technologies acquired by such research and development;

15.           Development, manufacture, sales, lease and licensing of devices, systems and software related to data processing and telecommunication, and undertaking of provision of services related thereto;

16.           Design, supervision and execution of civil engineering and construction, machine-installation and electric works, and other construction related works;

17.           Mining, smelting and refining, metal fabrication, chemical engineering, power supply, manufacture of fertilizers and salt, agriculture and forestry, and disposal of public, industrial and medical wastes;

18.           Purchases and sales, research, study, development, planning, design, technical instruction, undertaking of works, consulting and engineering services of raw materials, components and products related to each of the foregoing businesses;

19.           Forwarding, insurance agency, wholesale, transport by local railways and automobiles, ocean-freight forwarding, agency, warehousing and travel agency businesses;

20.           Purchases and sales, lease and management of real properties, intermediation related thereto, and land development;

21.           Operation, management, lease and provision of management services of facilities for health, sporting, tourism and recreation; and

22.           Any business incidental to each of the above items.

Article 3 (Head Office)

The Corporation shall have its head office in Chiyoda-ku, Tokyo.

Article 4 (Public Notices)

Public notices of the Corporation shall be given in the Nihon Keizai Shimbun published in Tokyo.

Chapter II.  Shares

Article 5 (Total Number of Issuable Shares)

The total number of the Corporation’s issuable shares shall be three billion four hundred million (3,400,000,000) shares.

Article 6 (Acquisition of Corporation’s Own Shares)

The Corporation may acquire its own shares through market transactions etc. by a resolution of the Board of Directors pursuant to the stipulation of Paragraph 2 of Article 165 of the Companies Law.

Article 7 (Number of Unit Shares –Tangen Kabushiki-)

The trading unit of shares of the Corporation shall be one thousand (1,000).

Article 8 (Rights concerning Shares Less Than a Trading Unit)

Shareholders who have shares of less than one trading unit may not exercise the rights concerning their shares of less than one trading unit except for the following rights:

1.  rights stipulated in each Item of Paragraph 2 of Article 189 of the Companies Law;

2. rights to make a request under the provision of Paragraph 1 of Article 166 of the Companies Law;

3. rights to receive allotment of an offering of shares and allotment of an offering of share warrants pro rated to the number of shares owned by the shareholders; and

4. rights to make a request stipulated in the next Article.

Article 9 (Additional Purchase of Shares Less Than a Trading Unit)

The Corporation’s shareholders who have the shares less than a trading unit may, in accordance with the provision of the Share Handling Regulations, request the Corporation to sell and transfer to them the number of shares which shall become a trading unit if combined with their holding shares less than a trading unit.

Article 10 (Share Handling Regulations)

The handling and fees relating to the shares and the share warrants of the Corporation and  procedures etc. relating to exercise of shareholders’ rights toward the Corporation shall, in addition to laws and regulations or the Articles of Incorporation, be governed by the Share Handling Regulations established by the Board of Directors.

Article 11 (Administrator of the Shareholders Register)

1.   The Corporation shall have an Administrator of the Shareholders Register.

2. The Administrator of the Register of the Shareholders Register and its place of business shall be determined by resolution of the Board of Directors and shall be publically notified.

3. The production and maintenance of the Corporation’s Shareholders Register, the register of share warrants, and other administrative works relating to the Shareholders Register, the register of share warrants shall be entrusted to the Administrator of the Shareholders Register and shall not be handled at the Corporation.

Article 12 (Record Date)

Unless otherwise provided for by the Articles of Incorporation, the Corporation shall deem the shareholders or the registered pledgees of shares entered or recorded in the final Register of Shareholders as of a specific date, to be specified by the prior public notice thereof if necessary, as those who are entitled to exercise the rights of the shareholders or the registered pledgees of shares.

Article 13 (Matters to be Notified by Shareholders etc.)

1.   Shareholders, pledgees or their legal representatives shall notify their names and addresses in accordance with the Share Handling Regulations.  The same shall apply in case of any change in such matters.

2. Shareholders, pledgees or their legal representatives residing abroad shall designate their mailing addresses or appoint their resident agents in Japan, and shall notify thereof in accordance with the Share Handling Regulations.  The same shall apply in case of any change in such matters.

Chapter III.  General Meeting of Shareholders

Article 14 (Convocation of General Meeting of Shareholders)

1.   The ordinary general meeting of shareholders shall be convened in June every year, and the extraordinary general meeting of shareholders may be convened whenever necessary.

2. The record date relating to voting rights at the ordinary general meeting of shareholders shall be 31 March of every year.

Article 15 (Convener and Chairman of General Meeting of Shareholders)

The general meeting of shareholders shall be convened by the President Director based on a resolution of the Board of Directors and the President Director shall become the Chairman, unless otherwise provided for by laws and regulations. In case that the President Director is prevented from so acting, other Director shall replace this in the order previously determined by the Board of Directors.

Article 16 (Disclosure and Deemed Supply of Reference Documents of General Meeting of Shareholders, etc. through Internet)

At the time of convening the general meeting of shareholders, it may be deemed that the Corporation has supplied to the shareholders information which must be described or expressed in the reference documents of the general meeting of shareholders, business reports, non-consolidated financial statements and consolidated financial statements by disclosing in a way to use the Internet in compliance with the stipulations of laws and regulations.

Article 17 (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting rights by appointing one (1) another shareholder of the Corporation having voting rights as his/her proxy. In such case, the shareholder or the proxy must submit to the Corporation a written document to prove such proxy each time of the general meeting of shareholders.

Article 18 (Diverse Exercise of Voting Rights)

A shareholder who holds shares for others must, where he/she exercises the holding voting rights without unification, notify the Corporation in writing of the effects and the reasons not later than three (3) days prior to the meeting date of the general meeting of shareholders.

Article 19 (Resolution of General Meeting of Shareholders)

1.   Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority vote of the voting rights of shareholders present who are entitled to exercise their voting rights.

2. The resolution stipulated in Paragraph 2 of Article 309 of the Companies Law shall be adopted, where shareholders holding one third (1/3) or more of voting rights of shareholders who are entitled to exercise voting rights are present, by two thirds (2/3) or more of such voting rights.

Article 20 (Minutes of General Meeting of Shareholders)

With regard to the proceedings of the general meeting of shareholders, the minutes shall be produced in accordance with the provision of laws and regulations, and the Chairman and the Directors present thereat shall affix the names with seals or electronically sign.

Chapter IV.  Directors and Board of Directors

Article 21 (Setting up of Directors and Board of Directors)

The Corporation shall have not more than ten (10) Directors and the Board of Directors.

Article 22 (Method of Election of Directors)

1.   The Directors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Directors shall be adopted, where shareholders holding one third (1/3) or more of the voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of such voting rights.

3. The election of the Directors shall not be by cumulative voting.

Article 23 (Directors’ Term of Office)

The term of office of the Directors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

Article 24 (Representative Directors and Directors with Executive Titles)

1.   The Corporation shall have one (1) President Director.

2. The President Director shall be appointed by a resolution of the Board of Directors and shall be Representative Director.

3. The Corporation may have one (1) Chairman Director, and one (1) or more Executive Vice President Directors and Managing Directors.

4. The Chairman Director, the Executive Vice President Directors and the Managing Directors shall be determined by a resolution of the Board of Directors.

5. Representative Directors may, by a resolution of the Board of Directors, be selected from among the Directors with executive titles of the preceding Paragraph.

Article 25 (Convocation and Chairman of Board of Directors)

Meetings of the Board of Directors shall, except as otherwise provided for by laws and regulations, be convened by the Chairman Director, and the Chairman Director shall become the chairman. In case that the Chairman Director is prevented from so acting or vacant, the President Director shall replace this, and in case that the President Director is prevented from so acting, other Directors shall replace this in the order previously determined by the Board of Directors.

Article 26 (Convocation Notice of Board of Directors)

1.   The convocation notice of a meeting of the Board of Directors shall be dispatched toward each Director and Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2. Where all of the Directors and the Corporate Auditors so agree, a meeting of the Board of Directors may be held without going through the procedure of convocation.

Article 27 (Resolutions and Minutes of Board of Directors)

1.   A resolution of the Board of Directors shall be adopted, where a majority of the Directors who are entitled to participate in the decision are present, by the majority vote.

2. With regard to the proceedings of the Board of Directors, the minutes shall be produced in accordance with the provision of laws and regulations, and the Directors and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

3. In case that the requirements of Article 370 of the Companies Law are fulfilled, the Corporation shall deem a resolution of the Board of Directors to be adopted.

Article 28 (Execution of Business by Representative Directors)

The Representative Directors shall execute the business of the Corporation based on the decision of the Board of Directors. However, they shall execute daily businesses at their own discretion.

Article 29 (Exemption of Directors’ Liabilities)

1.   The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Directors (including ex Directors) from their liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2. The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Directors which adopt the amount stipulated by laws and regulations as the limit of the liabilities.

Chapter V.  Corporate Auditors and Board of Corporate Auditors

Article 30 (Setting up of Corporate Auditors and Board of Corporate Auditors)

The Corporation shall have not more than five (5) Corporate Auditors and the Board of Corporate Auditors.

Article 31 (Method of Election of Corporate Auditors)

1.   The Corporate Auditors shall be elected by a resolution of the general meeting of shareholders.

2. The resolution of the general meeting of shareholders for electing the Corporate Auditors shall be adopted, where shareholders holding one third (1/3) or more voting rights of shareholders who are entitled to exercise the voting rights are present, by a majority vote of the voting rights.

Article 32 (Corporate Auditors’ Term of Office)

1.   The term of office of the Corporate Auditors shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within four (4) years after the election.

2. The term of office of any Corporate Auditor elected to fill a vacancy of a Corporate Auditor who resigned before the expiration of the term of office shall expire at the time of expiration of his/her predecessor’s term of office.

3. The effective term of the election resolution of an alternative Corporate Auditor who is elected in accordance with the provision of Paragraph 2 of Article 329 of the Companies Law shall be until the starting time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within two (2) years after such resolution.

Article 33 (Standing Corporate Auditors)

1.   The Corporation shall have one (1) or more Standing Corporate Auditors.

2. The Board of Corporate Auditors shall select Standing Corporate Auditor(s) from among Corporate Auditors.

Article 34 (Powers of Board of Corporate Auditors)

The Board of Corporate Auditors shall consist of all Corporate Auditors, shall have the powers provided for by laws and regulations, and may, by its resolution, determine matters related to the execution by the Corporate Auditors of their duties.  However, such resolution may not prevent any Corporate Auditor from exercising his/her powers.

Article 35 (Convener and Chairman of Board of Corporate Auditors)

1.   The Board of Corporate Auditors may appoint a convener of meetings of the Board of Corporate Auditors in advance; provided, however, that the other Corporate Auditors may not be prevented from convening meetings.

2.   With regard to meetings of the Board of Corporate Auditors, the convener of the preceding Paragraph shall be the chairman.

Article 36 (Convocation Notice of Board of Corporate Auditors)

1.   The convocation notice of a meeting of the Board of Corporate Auditors shall be dispatched toward each Corporate Auditor not later than four (4) days prior to the meeting date; provided, however, that this period may be shortened in case of urgency.

2.   Where all of the Corporate Auditors so agree, a meeting of the Board of Corporate Auditors may be held without going through the procedure of convocation.

Article 37 (Resolutions and Minutes of Board of Corporate Auditors)

1.   A resolution of the Board of Corporate Auditors shall be adopted by a majority vote of the Corporate Auditors.

2.   With regard to the proceedings of the Board of Corporate Auditors, minutes shall be produced in accordance with the provision of laws and regulations, and the Corporate Auditors present thereat shall affix the names with seals or electronically sign.

Article 38 (Exemption from Corporate Auditors’ Liabilities)

1.   The Corporation, pursuant to the stipulation of Paragraph 1 of Article 426 of the Companies Law, may exempt Corporate Auditors (including ex Corporate Auditors) from liabilities, to the extent permitted by laws and regulations, by resolution(s) of the Board of Directors.

2.   The Corporation, pursuant to the stipulation of Paragraph 1 of Article 427 of the Companies Law, may enter into agreements with the External Corporate Auditors to adopt the amount stipulated by the laws and regulations on the limitation of liabilities.

Chapter VI. Accounting Auditors

Article 39 (Setting up of Accounting Auditors)

The Corporation shall have an Accounting Auditor(s).

Article 40 (Election of Accounting Auditors)

The Accounting Auditor(s) shall be elected by a resolution of the general meeting of shareholders.

Article 41 (Accounting Auditors’ Term of Office)

1.   The term of office of the Accounting Auditor(s) shall be until the closing time of the ordinary general meeting of shareholders with respect to the last one of business years which shall end within one (1) year after the election.

2.   Unless otherwise resolved at the ordinary general meeting of shareholders of the preceding Paragraph, the Accounting Auditor(s) shall be deemed to be re-elected at such ordinary general meeting of shareholders.

Chapter VII Accounts

Article 42 (Business Year)

The business year of the Corporation shall be from 1 April of each year to 31 March of the following year.

Article 43 (Decision-Making Body of Dividends from Surplus, etc.)

The Corporation shall, with regard to the matters relating to dividends from surplus, etc. stipulated by each Item of Paragraph 1 of Article 459 of the Companies Law, decide them by resolutions of the Board of Directors, without resolutions of the general meetings of shareholders, unless otherwise provided for by laws and regulations.

Article 44 (Record Date of Dividends from Surplus)

1.   The record date of the Corporation’s year-end dividends shall be 31 March of every year.

2.   The record date of the Corporation’s interim dividends shall be 30 September of every year.

3.   The Corporation may, in addition to the preceding two Paragraphs, make distribution of surplus by setting out record date(s).

Article 45 (Prescription Period)

Where dividend assets are pecuniary, if the dividends are not received for five (5) full years from the date of commencement of payment, the Corporation shall be released from the payment obligation.

2. Method of converting the consideration of the Share Exchange

1) Market where the share consideration is traded.

MMC’s shares are traded on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange.

2)       Mediator, broker or handling agent for the share consideration

MMC’s shares can be traded via ordinary securities firms.

3. Market price of the consideration for the Share Exchange

The average of the closing price of MMC’s shares on the Tokyo Stock Exchange for the three-month period ended November 26, 2009, which was the day before the Share Exchange Agreement was executed was 253 JPY. Also, the closing price of MMC’s shares on November 26, 2009 was 209 JPY. MMC’s share price and other information is available on various websites, such as the Tokyo Stock Exchange (http://www.tse.or.jp).

 (3) Matters related to financial documents

For MMC’s financial documents and related information for the last fiscal year, please refer to the enclosed “Supplement of Reference Materials for the General Meeting of Shareholders”.

(4) Events which have arisen after the last fiscal year-end that has significantly affected the financial position of the Company or MMC

1. The Company

Events that have arisen since the end of the last fiscal year ended March 31, 2009 and that have significantly affected our financial position, such as disposal of a major asset or a major debt burden, are as follows.

1) A potential default has occurred in our accounts receivable from Sanshin Cable Corporation, a corporation with its principal place of business at 60-2 Kawaraga, Taki-cho, Okazaki-shi, Aichi, Japan. We secured collateral, such as fixed collateral on Sanshin’s land and buildings, for the amount of the receivable from Sanshin, but we made an allowance for the uncollectable amount (estimated at 279 million JPY), and posted an extraordinary 2nd quarter loss in fiscal year 2010.

 2) At a board meeting held on November 27, 2009, we decided to significantly downsize our automotive wiring harness business, and to withdraw from businesses for which a recovery in profitability is not foreseeable, such as the general-purpose optical fiber cable business, and to cut personnel to a level that is suitable for the size of our business. As a result of the business structural reform, we currently estimate an extraordinary loss of about 4.0 billion JPY consisting of impairment losses, special retirement allowances, inventory writedowns and so on.

3) At the meeting of the board of directors held on November 27, 2009, we passed a resolution to implement the Share Exchange, making MMC our parent company, and us a wholly owned subsidiary of MMC, effective as of March 12, 2010, and entered into the Share Exchange Agreement, dated on November 27, 2009.

4) On June 2, 2009, the Japan Fair Trade Commission conducted an on-the-spot investigation against the Company on suspicion of antitrust law violations in respect of sales of optical fiber cables and related products. In addition, on December 17, 2009, the Commission conducted an on-the-spot investigation against Fujikura Dia Cable Corporation, which is our equity method affiliate on suspicion of antitrust law violations in respect of sales of wires and cables to the construction and cable sales industries.

2. MMC

Events which have arisen since the end of the last fiscal year ended March 31, 2009 and that have significantly affected MMC’s financial position, such as disposal of a major asset or major debt burden are as follows.

1) At the extraordinary board meeting held on February 9, 2009, MMC passed a resolution to implement an absorption-type corporate split where Mitsubishi Nuclear Fuel Co., Ltd. would succeed the business of manufacturing and sales of Zirconium alloy tubing, and nozzle for nuclear fuel assemblies as well as spiders for rod cluster control and so on, and on April 1, 2009, MMC executed the corporate split.

2) At an ordinary board meeting held on July 30, 2009, MMC passed a resolution to redevelop Similco copper mine working jointly with Copper Mountain Mining Corporation in Canada, and executed related agreements on July 31, 2009.

3) At an ordinary board meeting held on September 30, 2009, MMC passed a resolution to dissolve the joint venture with Plansee Holding AG on powder metallurgical products, whereby MMC would succeed related businesses in Japan and Malaysia, while Plansee Holding AG in Austria would succeed related businesses in Europe, USA and China. In accordance with the agreement dated on the same day, the joint venture was dissolved on December 1, 2009.

4) At an ordinary board meeting held on November 27, 2009, MMC passed a resolution to execute a share exchange, making us (an equity method affiliate of MMC; MMC holds 36.5% of our shares) a wholly owned subsidiary of MMC effective as of March 12, 2010, and executed the Share Exchange Agreement between our companies on November 27, 2009.

[MAP to meeting venue omitted.]

Supplementary Reference Materials for the General Meeting of Shareholders

1.            Business Report

(For the Period from April 1, 2008 through March 31, 2009)

1. Particulars Concerning the State of the Group

 (1)    Business Developments

The business environment dramatically worsened in the second half of fiscal 2009 (i.e., the fiscal year ended March 31, 2009) owing to the worldwide economic recession. The business results of the Mitsubishi Materials Group deteriorated sharply, notwithstanding wide-ranging measures implemented to cope with lower demand.

In fiscal 2009, the global economy developed relatively steadily in the first half of the fiscal year even under growing concern about future economic growth. However, in the second half, the financial crisis worsened due to the turmoil of financial market in the U.S. that significantly impacted the stock market. The real economy deteriorated significantly, as capital investment by business corporations and personal consumption decreased, resulting in the global recession in the late second half.

As for the Japanese economy in that fiscal year, capital investment and personal consumption fell in the second half of the fiscal year, affected by the trend of the global economy. Exports and production also sharply decreased and corporate earnings were significantly down, and this rapidly led to the economic downturn phase.

The business environment surrounding the Mitsubishi Materials Group (the “Group”) sharply deteriorated, affected by the recession both in Japan and on a global basis, including sluggish demand from the automotive and semiconductor industries, decreasing demand for cement, appreciation of the yen, and a sharp decline of non-ferrous metal prices in the second half.

In these circumstances, the Group implemented the so-called four-wheel-drive management through diverse measures including the reinforcement and expansion of the four core businesses with different business models — Cement, Metals, Advanced Materials & Tools, and Electronic Materials & Components — and a concentration of investment in the three growth fields- automotive, information and electronics, and environment and recycling - under the "New Medium-Term Management Plan (fiscal 2008 – 2010): Break-through 1000 - Aiming to Become a Company with 100 billion JPY in Ordinary Income" to establish a stable earnings ground that enables us to record more than 100 billion JPY of consolidated ordinary profit regardless of changes in the external environment. The Group also established "Comprehensive Management Measures" in December 2008 to address the sharp deterioration of the business environment which arose in the second half, and strongly promoted investment restraint, thorough review and improvement of production and sales systems, re-allocation of human resources, and cost reduction measures in various fields through Group-wide activities.

However, as we were significantly affected by a sharper-than-expected deterioration of the business environment in the second half, consolidated sales were 1,424,114 million JPY (decreased by 14.2% from the previous fiscal year), and consolidated operating profit was 35,134 million JPY (decreased by 64.9%), consolidated ordinary profit was 40,046 million JPY (decreased by 70.6%), and consolidated net income was 6,106 million JPY (decreased by 91.8%) in fiscal 2009.

Non-consolidated net sales of the Company were 712,758 million JPY (decreased by 22.7% from the pervious fiscal year), operating profit was 6,042 million JPY (decreased by 82.4%), ordinary income was 35,657 million JPY (decreased by 33.5%) and net income was 15,033 million JPY (decreased by 43.9%).

At the 81st Ordinary General Meeting of Shareholders, held on June 29, 2006, the Company amended its Articles of Incorporation so that dividends from surpluses can be distributed by a resolution of the Board of Directors. Recognizing that a return of profits to shareholders is one of our most important management objectives, the Company has a policy of deciding profit distribution based on a comprehensive review of the income for the relevant period, internal reserves, financial position, and other factors spanning all aspects of management.

After careful consideration based on this policy, the Company decided by resolution at a meeting of the Board of Directors held on May 11, 2009 to forego payment of year-end dividends, due to a sharp decrease in income for the period and the difficulty in forecasting business prospects, at a time when improvement in the financial position is required. As a result, the Company decided to pay an annual dividend for fiscal 2009 of 4 JPY per share, which was paid as an interim dividend (a reduction of 4 JPY per share from the previous fiscal year).

In addition, in light of this situation, the Company has reduced its monthly remuneration to the corporate officers since January 2009 and has decided not to pay officers’ bonuses for fiscal 2009.

The business environment and performance for each business segment of the Group is as follows:

● Cement

Profit decreased due to a sharp decline in demand in Japan and the U.S., although the optimization of cement prices in Japan and the consolidation of Robertson’s Ready Mix, Ltd. contributed positively to sales and profit.

In cement and aggregates, although our efforts to maintain an optimal price level in response to higher fuel prices was effective, a decrease of public investment and private capital investment reduced demand. Demand also deteriorated in the overseas market, although the demand from Australia and South-East Asian countries continued to be stable, due to a sluggish demand in the U.S. following a decline of housing construction in the recession.

In the Cement business as a whole, although the consolidation of Robertson's Ready Mix, Ltd. as a consolidated subsidiary at the end of the first quarter was a factor that led to an increase in sales and profit, a sharp decline of demand both in Japan and the U.S. as well as an increase in depreciation costs due to the change of useful lives of assets following a tax reform affected the business performance. As a result, the Company recorded an increase of sales and a decrease of profit.

Consequently, consolidated net sales for this business in fiscal 2009 were 200,945 million JPY (increased by 7.6%) and operating profit was 11,543 million JPY (decreased by 17.1%).

● Metals

Profit from copper cathodes decreased due to a decline in the price of copper in the second half. Sales and profit from processed copper products for automotive and electronic materials also decreased.

Sales and profit of copper cathode decreased due to a decline in copper prices in the second half, deterioration of purchasing conditions of copper concentrates, the appreciation of yen, and a major shutdown for maintenance at the PT Smelting in Indonesia.

Sales and profit of gold were down due to the lower content of gold in the copper concentrates.

Sales and profit of processed copper products decreased due to the change of fiscal year-end of Mitsubishi Shindo Co., Ltd from March to December in fiscal 2009. In addition, an increase of depreciation costs due to the change of useful lives of assets following tax reforms, the sluggish demand for materials for automotives and electronics products, and an inventory valuation loss due to a price decline of copper negatively affected results.

Consequently, consolidated net sales for this business in fiscal 2009 were 600,740 million JPY (decreased by 24.9%) and operating profit was 10,023 million JPY (decreased by 78.2%).

● Advanced Materials & Tools

Profits from cemented carbide products decreased as automotive-related demand in Japan and overseas plummeted. Profits from high-performance products decreased due to declining sales in the electronics and automotive sectors.

Although overseas sales of cemented carbide products was stable mainly in BRIC countries such as China and India, etc. in the first half, sales and profit decreased in the second half as orders significantly fell both domestically and overseas due to the rapid adjustment of production and inventory in a wide range of markets including the automotive sector (which is one of our major customer sectors) following the rise of the worldwide recession, and the recognition of inventory valuation losses following the price decline of raw material prices.

In high performance alloy-products, while sales for the gas turbine market was relatively favorable, sales and profit fell down due to the delay in the start of mass-production by an aircraft maker. In addition, a significant decrease of orders for the electronics and automotive-related products and inventory valuation loss negatively affected results.

Consequently, consolidated net sales for this business in fiscal 2009 were 146,031 million JPY (decreased by 14.5%) and operating profit was 4,246 million JPY (decreased by 78.0%).

● Electronic Materials & Components

With regard to electronic materials, demand for and profits from semiconductor-related products decreased. Profits from electronic devices for information communication and automotive applications declined due to lower demand. Profits from polycrystalline silicon and related products fell due to lower demand from the semiconductor market.

Sales and profits of electronic materials decreased. Although a demand for energy-saving automotive-related products remained unchanged from the previous fiscal year, the transfer of gold bonding wire business to Tanaka Denshi Kogyo K.K. following the split by absorption in October 2007 and a decrease of sales of semiconductor-related products adversely affected the results.

As for electronic devices, sales and profits decreased as sales of products for PCs, mobile phones, and automobiles fell.

As for polycrystalline silicon and its related products, although sales in the solar battery market continued to be favorable, sales and profit fell down due to a sluggish demand of products for the semiconductor market such as 300mm silicon wafers.

Consequently, consolidated net sales for this business in fiscal 2009 were 69,703 million JPY (decreased by 27.2%) and operating profit was 8,525 million JPY (decreased by 40.5%).

● Aluminum

Profits from aluminum cans increased on comparatively robust sales. For rolled aluminum and processed aluminum products, profits decreased due to sharply falling demand, particularly in the automotive sector.

As for aluminum cans, sales and profit increased, as the demand was stable and maintained at the previous fiscal year’s levels, and sales price revision was implemented, although it was insufficient.

Sales and profits of rolled aluminum and processed aluminum products decreased, as depreciation cost increased due to the change of useful lives of assets following tax reforms, and the demand mainly from automotive-related sectors sharply fell in the global recession although we had a positive effect from the cost reduction and a slight rise of the sales price.

Consequently, consolidated net sales for this business in fiscal 2009 were 153,032 million JPY (decreased by 10.2%) and an operating loss of 3,253 million JPY was recorded.

● Others

Sales and profits from energy-related products increased, while sales and profits from the precious metals business decreased.

As for energy-related products, sales and profits were up due to a higher price and increasing demand of coal although sales for Rokkasho Village Reprocessing Plant decreased.

As for precious metals, sales and profits decreased affected by sluggish sales of jewelry and gold ingots.

Consequently, consolidated net sales for the Others business division in fiscal 2009 were 402,499 million JPY (decreased by 10.2%) and operating profit was 10,205 million JPY (increased by 6.4%).

Sales and operating profit for each business in fiscal 2009 were as follows:

Business Division	Item	The 83rd Period (April 2007 – March 2008)		The 84th Period (April 2008 – March 2009)		Change Rate (%)
		Amount (Million Yen)	Composition Ratio (%)	Amount (Million Yen)	Composition Ratio (%)
Cement	Net sales	186,772	11.3	200,945	14.1	7.6
	Operating profit	13,925	13.9	11,543	32.9	(17.1)
Metals	Net sales	799,695	48.2	600,740	42.2	(24.9)
	Operating profit	46,053	46.0	10,023	28.5	(78.2)
Advanced Materials & Tools	Net sales	170,816	10.3	146,031	10.3	(14.5)
	Operating profit	19,311	19.3	4,246	12.1	(78.0)
Electronic Materials & Components	Net sales	95,716	5.8	69,703	4.9	(27.2)
	Operating profit	14,334	14.3	8,525	24.3	(40.5)
Aluminum	Net sales	170,475	10.3	153,032	10.7	(10.2)
	Operating profit	5,330	5.3	(3,253)	(9.3)	—
Others	Net sales	448,321	27.0	402,499	28.3	(10.2)
	Operating profit	9,594	9.6	10,205	29.0	6.4
Elimination and Corporate Assets or Expenses	Net sales	(212,511)	(12.9)	(148,838)	(10.5)	(30.0)
	Operating profit	(8,403)	(8.4)	(6,156)	(17.5)	(26.7)
Total	Net sales	1,659,286	100.0	1,424,114	100.0	(14.2)
	Operating profit	100,146	100.0	35,134	100.0	(64.9)

Note:    Net sales and operating profit resulting from transactions among the Business divisions have been eliminated in the “Elimination and Corporate Assets or Expenses” row.

(2)     The State of Fund-Procurement of the Corporate Group

In the year under review, funds were principally procured by means of borrowings from financial institutions. Borrowings at the end of the fiscal year (including corporate bonds and commercial paper) were 706,012 million JPY, an increase of 15,699 million JPY from the previous year.

(3)     The State of Capital Expenditures of the Corporate Group

The Group determines the content of implementation concerning capital expenditures of the Group based on carefully selected investment cases in areas that are expected to grow and become profitable, while working to reduce interest-bearing debts.

The amount of capital expenditures in fiscal 2009 was 74,252 million JPY due to the implementation of facility conversions and reinforcement and rationalization of production facilities, in addition to the maintenance and repair work on existing facilities for each business.

(a)   Capital expenditures for each business in fiscal 2009 are as follows:

● Cement

We carried out maintenance and repair work at existing facilities mainly in Japan and the U.S. in addition to industrial waste disposal facilities in Japan. The capital expenditure amount for this business was 12,750 million JPY.

● Metals

We carried out maintenance and repair work at existing facilities and upgraded copper processing facilities in Japan. The capital expenditure amount for this business was 16,906 million JPY.

● Advanced Materials & Tools

We carried out maintenance and repair work at existing facilities and upgraded automotive facilities and other production facilities. The capital expenditure amount for this business was 10,031 million JPY.

● Electronic Materials & Components

We carried out maintenance and repair work at existing facilities and strengthened production facilities for polycrystalline silicon in Japan. The capital expenditure amount for this business was 17,544 million JPY.

● Aluminum

We carried out maintenance and repair work at existing facilities in addition to strengthening production facilities, principally for rolled aluminum products. The capital expenditure amount for this business was 8,617 million JPY.

● Others

We carried out maintenance and repair work at existing facilities. The capital expenditure amount for this business was 8,402 million JPY.

(4)      The State of Mergers and Absorption-Type Demerger

The following mergers and absorption-type demerger were implemented during fiscal 2009:

1.  Mitsubishi Materials Techno Corporation and Mitsubishi Materials Natural Resources Development Corporation, both subsidiaries of the Company, merged on April 1, 2008, with Mitsubishi Materials Techno Corporation as the surviving company. The merger was based on resolutions at the two companies’ general meetings of shareholders held on December 17, 2007.

2.  Mitsubishi Shindoh Co., Ltd. and Sambo Copper Alloy Co., Ltd. , both subsidiaries of the Company, merged on April 1, 2008, with Mitsubishi Shindoh Co., Ltd. as the succeeding company. The merger was based on resolutions at the two companies’ general meetings of shareholders held on February 20, 2008.

3.  By resolution at a meeting of the Board of Directors held on February 9, 2009, the Company implemented an absorption-type company split by which on April 1, 2009, Mitsubishi Nuclear Fuel Co., Ltd. succeeded the business of manufacturing and marketing of Zircaloy cladding tubes, nozzles, spiders and other products for nuclear fuel bundles. On April 1, 2009, Mitsubishi Nuclear Fuel Co., Ltd. succeeded businesses related to nuclear fuel from Mitsubishi Heavy Industries, Ltd. in a company split, accepted the transfer of related businesses from AREVA NP of France, and implemented a capital increase through third-party allocation of shares subscribed to by AREVA NP and Mitsubishi Corporation.

(5) Assets and the Trends of Profit and Loss Accounts

1.      The Corporate Group’s Assets and the Trends of Profit and Loss Accounts (Consolidated)

		The 81st Period April 2005 – March 2006	The 82nd Period April 2006 –March 2007	The 83rd Period April 2007 – March 2008	The 84th Period April 2008 – March 2009
Net sales Operating profit Ordinary income Net income Net income per share Net assets Net asset per share Total assets	(Million yen) (Million yen) (Million yen) (Million yen) (yen) (Million yen) (yen) (Million yen)	1,143,699 68,981 80,759 58,802 51.73 303,560 265.15 1,609,445	1,452,108 78,758 107,188 71,382 60.33 481,970 329.35 1,773,899	1,659,286 100,146 135,984 74,268 59.14 520,289 362.45 1,856,276	1,424,114 35,134 40,046 6,106 4.81 421,934 287.44 1,732,003

Note 1:   The Company has applied the "Accounting Standards Relevant for Reporting Net Assets in the Balance Sheet" (Corporate Accounting Standards Article 5, December 9, 2005) for calculating consolidated net assets from the 82nd fiscal year.

Note 2:   The Company has applied the "Accounting Standards Relevant to the Assessment of Inventory" (Corporate Accounting Standards Article 9, July 5, 2006) from the 82nd fiscal year.

2.      The Company’s Assets and the State of Profit and Loss Accounts (Non-consolidated)

		The 81st Period April 2005 – March 2006	The 82nd Period April 2006 – March 2007	The 83rd Period April 2007 – March 2008	The 84th Period April 2008 – March 2009
Net sales Operating profit Ordinary income Net income Net income per share Net assets Net asset per share Total assets	(Million yen) (Million yen) (Million yen) (Million yen) (yen) (Million yen) (yen) (Million yen)	601,362 21,432 25,960 7,355 6.39 262,658 229.26 1,078,576	755,013 28,482 43,562 12,830 10.84 308,130 246.74 1,124,059	922,546 34,413 53,609 26,814 21.35 320,390 250.67 1,227,138	712,758 6,042 35,657 15,033 11.84 288,047 227.10 1,135,928

Note 1:   The Company has applied the "Accounting Standards Relevant for Reporting Net Assets in the Balance Sheet" (Corporate Accounting Standards Article 5, December 9, 2005) for calculating net assets from the 82nd fiscal year.

Note 2:   The Company has applied the "Accounting Standards Relevant to the Assessment of Inventory" (Corporate Accounting Standards Article 9, July 5, 2006) from the 82nd fiscal year.

(6) Priorities for the Corporate Group

1.      Group Priorities

Although a rapid turnaround in the business environment is not likely amid the current worldwide economic recession, the Company will continue to reinforce the basis of its integrated management in accordance with the basic policies set forth in the Medium-Term Management Plan. The Company will also implement "Comprehensive Management Measures" to achieve a transformation to a financial position that will enable profitability even during periods of slack demand.

As for the global economic development in the future, although we expect that economic stimulus packages prepared by individual governments could lift economic growth, we are concerned that the global economy would further deteriorate if the current sluggish economic development continues thereby causing pressure on the real economic activities and delays in stabilizing financial markets.

For the Japanese economy, we believe that the deterioration in corporate earnings cannot be recovered soon and domestic consumption continues to be weak. Moreover, the Japanese economy could suffer a further downturn, depending on the trend of the world economy.

As for the business environment surrounding the Group, it is likely that demand will remain sluggish, as our major business areas such as automotive and semiconductor industries will continue reducing production levels. In addition, we are also concerned that the fluctuation of metal prices and foreign exchange rates will significantly affect our business results.

In these circumstances, regrettably it will be difficult to achieve the targets for consolidated ordinary income and other performance indicators in the Medium-Term Management Plan in fiscal 2010, however, the Group considers it important to continue to reinforce the basis of its integrated management in accordance with the following basic policies set forth in the Medium-Term Management Plan.

 Basic Policies of Medium-Term Management Plan

1.       Expansion and reinforcement of our four core businesses constituting integrated management

While focusing on the growth drivers held by our four core businesses; Cement, Metals, Advanced Materials & Tools, and Electronic Materials & Components that are the basis of our integrated management, we seek to establish a vertical value chain from raw materials to downstream products to cultivate and enhance high value-added "only one" or "number one" businesses and products as well as to reinforce the business base.

2.       Advancement and change by promoting growth strategies

The Group positions "automotive," "information and electronics," and "environment and recycling" as three growth fields and concentrates its management resources including research and development capacity in these three fields.

3.       Enrichment of intellectual capital to support growth

We strive to foster human resources with pride in our craftsmanship, steadily transfer technology and know-how to the next generation, and promote on-site working ability. For this purpose, we plan to restructure our education system, thoroughly review our training courses, and enhance our training facilities to focus on "developing human resources" for "developing manufacturing capabilities".

4. Reinforcement of financial structure

We strive to improve our financial condition by taking various measures such as reduction of assets through a review of our business portfolio.

5. Promotion of Corporate Social Responsibility (CSR) Activities

The Group undertakes CSR activities so that Mitsubishi Material Group can be trusted by society as well as further improve its corporate value by realizing its corporate philosophy to, "Contribute to people, society, and the Earth," through the business activities.

While maintaining the basic policies of the Medium-Term Management Plan, the Group also strongly promotes the following "Comprehensive Management Measures" to transform its business structure to that which can achieve stable profits under serious demand-declining conditions such as the current global recession as well as leap further in the economic recovery phase.

Details of Comprehensive Management Measures

1.       Implementation of emergency measures

We have undertaken and continue various cost reduction measures, such as reduction of overhead costs at the headquarters, etc., compensation and bonus to directors, and salary and bonus to non-union workers as emergency measures.

2.       Further concentration of management resources

We maintain our business base and competitive edge by further concentrating our management resources and also more strictly selecting the core businesses. For this purpose, also in the three growth fields, we define areas we should further focus on in response to the change of market structure along with the change of business environment, and develop the business and research and development activities on a more concentrated basis. For both the businesses other than the core businesses and challenging businesses on a long-term basis, we take appropriate measures immediately to accelerate the development of the business in order not to consume our management resources. Under the belief that human resources are one of the most important management resources in a severe business environment, we continue to enrich and enhance our education and training system.

3.       Shift to a low-cost structure

We strive to change to a company with low-cost structure that can address the change of business environment from a mid- and long-term viewpoint. In this regard, we define the target of reduction of the break-even point, and thoroughly improve the cost structure in each business unit and each plant. To support this effort, we adopt an appropriate manufacturing system to cope with an output cut, reduce fixed costs such as a personnel costs, cut down variable costs such as raw material costs, and realize an appropriate sales price. Additionally, we maintain a safe working environment to prevent accidents and disasters that may cause the loss of business opportunities.

4.       Thorough review of capital investment

We strive to realize the positive effect from investments we have already made as soon as possible and strictly select investments for the future.

5.       Enhancement of the financial structure

We strongly promote the structural reform of our business as well as further reduction of assets for the purpose of improving the ROA, which represents a ratio of ordinary income divided by total assets.

2. Priorities in the Four Core Businesses

● Cement

Although a decline in demand in the public sector is expected to cease supported by the increase of the local allocation tax, as the demand from the private sector is likely to be down due to the decrease of capital investment and housing investment under the economic slowdown and the deteriorating employment and income environment, we forecast a decrease in the domestic demand for cement compared with the previous fiscal year. In the domestic cement business, we strive to maintain a proper sales price for cement, to steadily procure coal on a cheaper price and to develop recycle-related business, and plan to improve our profitability in order to cope with the reduction of sales volume following declining demand.

In the cement business in the United States, although we expect to be impacted by a declining demand, we strive to improve our profitability by cost reduction.

As to the cement business in China, the demand is expected to be up although the economic growth is slower than before. In particular, we expect that the demand for high-quality cement will grow. Therefore, we plan to spread the quality-advantage of our products in the market and actively receive orders from large-scaled and important projects to strengthen our sales base in Shandong Province and Jiangsu Province areas and to raise the sales price.

● Metals

Although the production capacity of copper concentrates in the mining side was not enough to cover an increasing demand from China and India, etc., the demand-supply condition was eased due to a sharp decline of demand in the global recession, and we expect that this situation will continue for the time being. The copper price sharply fell in the collapse of commodity markets due to the global recession. The future price trend is uncertain and we need to carefully watch the market movement in addition to the trend of foreign exchange rate and stock markets. For processed copper products, it is expected that the demand of electric wire for automotives and electronic materials remain sluggish.

Under such circumstances, we strive to establish a solid business base that cannot be affected by the market trend by reducing the break-even point through the reduction of energy cost and fixed costs in the metal business. For the smelting business, we make an effort to steadily operate both domestic and foreign smelting plants, increase our profitability by improving the terms of purchase of copper concentrates as well as reducing production costs. In processed copper products, we strive to increase our sales competitiveness by promoting the development of alloys using our technical and development capabilities, and also realize the positive effect on profitability by the integration of Mitsubishi Shindo, which was reorganized following the restructuring of the Group’s copper and brass business.

● Advanced Materials and Tools

For cemented carbide products, it is expected that a wide range of manufacturers continue production and inventory adjustment under the automotive-sales slowdown on a global basis due to the global recession. In addition, the demand for capital investment is also likely to fall . Under such circumstances, we strive to strongly reduce costs, to promote new products of etching processing tools, which might have sales potential, and to reinforce sales channel in BRIC countries, while running a recycling business for effective use of tungsten. Also, we strive to accelerate the "selective concentration" of business and restructure our management base by reorganizing the business and reallocating the management resources for the purpose of responding to the sharp change of external economic environment.

In high performance alloy-products, although the world demand is expected to be down due to the global recession, we strive to enhance our business structure by thoroughly reducing costs and accelerating the "Selective concentration".

● Electronic Materials and Components

We expect that orders of electronic materials would improve in the second half of fiscal 2010. However, as it is likely that the inventory adjustment by our customers would adversely affect our business results and the demand level would remain low, we plan to strengthen our marketing and technical capabilities for the purpose of increasing the sales ratio of new products to the total sales.

In the electronics device business, although the underlying demand is recovering gradually, we estimate that the demand level itself would remain low. Therefore, we reduce costs by switching to cheaper materials and strengthen our profit-making structure.

In polycrystalline silicon and its related products, although it takes time to see the recovery of demand for semiconductors such as 300 mm silicon wafers, as the demand for solar battery-related products is strong, the supply-demand condition of high quality polycrystalline silicon as their raw material is expected to be intensified. We strive to fully enjoy the positive effect of the production increase of 1,000 tons of polycrystalline silicon now underway, and also promote the technical development for more efficient production.

We ask for the continuing support and cooperation of our shareholders as we implement these measures, which aim to focus the total potential of the Mitsubishi Materials Group on the development of an integrated business structure.

The major business activities of the Mitsubishi Materials Group are production and sales of cement and secondary cement products; refining, production and sales of copper, gold, silver and other metals; production and sales of cemented carbide tools and other products; production and sales of electronic materials and components; production and sales of aluminum beverage cans and other aluminum products, including rolled and processed products; production and sales of fuel assemblies for nuclear reactors and subcontracting in the field of nuclear fuel rod recycling. The major products and services of each business are as follows:

(7) Major Business Activities of the Corporate Group (as of March 31, 2009)

Business Division	Major Products and Services
Cement	Ordinary Portland cement and various other types of cements, cement-based solidification materials, cement processed products, aggregate, ready-mixed concrete etc.
Metals	Copper, gold, silver, lead, tin, zinc alloy, sulfuric acid, copper wire rod, copper cakes and billets etc.
Advanced Materials & Tools

Cemented carbide tools, tungsten carbide, corrosion-resistant alloy, heat-resistant alloy, special copper alloy, precision casting products, precision forging products, diamond- cutting tools, electric contact, small motors etc.

Electronic Materials & Components

Sputtering targets, precision silicon products and other electronic materials; heat-conductive insulating substrates; surge absorbers, temperature sensors and other electronic components; fluorine chemical products, conductive coatings, magnetic powder and other chemical products; polycrystalline silicon, columnar crystal silicon, silane gas etc.

Aluminum	Bodies and ends of aluminum beverage cans, rolled aluminum products, processed aluminum products etc.
Others

Petroleum; coal; fuel assemblies for nuclear energy power reactors; geo-thermal and water power generation; subcontracting of operations, design, research and surveying in the area of nuclear fuel cycling; engineering; precious metals products; jewelry; real estate agencies and real estate development; forestry; geological surveys; resource exploration; recycling of home appliances; consulting etc.

 (8) The Group’s Major Plants and Business Offices (as of March 31, 2009)

1. Mitsubishi Materials Corporation

Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo
Plants and others	Cement	Aomori Plant, Iwate Plant, Yokoze Plant (Saitama), Higashitani Mine (Fukuoka), Kyushu Plant (Fukuoka)
	Metals	Akita Refinery, Naoshima Smelter & Refinery (Kagawa), Ikuno Plant (Hyogo), Sakai Plant (Osaka)
	Advanced Materials & Tools	Tsukuba Plant (Ibaraki), Gifu Plant, Akashi Plant (Hyogo), Okegawa Plant (Saitama), Iwaki Plant (Fukushima)
	Electronic Materials & Components	Sanda Plant (Hyogo), Ceramics Plant (Saitama), Yokkaichi Plant (Mie)
Others 1)

Preparatory Office For Establishing Human Resources Development Center  (Saitama), Omiya Environmental Management Center (Saitama), Geothermal & Electric Power Center (Saitama), Energy Project & Technology Center (Saitama)

Branch (office)	Sapporo Branch, Tohoku Branch (Miyagi), Tokyo Branch, Nagoya Branch, Osaka Regional Head Office, Kyushu Branch (Fukuoka)
R&D Centers	Central Research Institute (Ibaraki)
Offices 2)	Vancouver (Canada), Santiago (Chile), Shanghai (China), Bangkok (Thailand), London (U.K.), Sydney (Australia), Taipei (Taiwan), Suva (Fiji)

Note 1: On June 27, 2008, the Company established the Preparatory Office For Establishing Human Resources Development Center.

Note 2: On May 6, 2008, the Company opened the Fiji Office.

2. Major Subsidiaries

Relevant Business Division	Name of the Company 1)
Cement	MCC Development Corp. (U.S.), Robertson’s Ready Mix, Ltd. (U.S.), Mitsubishi Cement Corp. (U.S.)
Metals	PT. Smelting (Indonesia), Mitsubishi Shindoh Co., Ltd., (Tokyo), Onahama Smelting & Refining Co., Ltd. (Tokyo), MM Netherlands (The Netherlands)
Advanced Materials & Tools	Mitsubishi Materials Tools Co., Ltd. (Tokyo), MMC Hartmetall GmbH (Germany), Japan New Metals Co., Ltd. (Osaka)
Electronic Materials & Components 2)	Mitsubishi Polycrystalline Silicon America Corp. (U.S.), JEMCO INC.(Akita), MMC Electronics (Thailand) Ltd. (Thailand)
Aluminum	Mitsubishi Aluminum Co., Ltd. (Tokyo), Universal Can Corp. (Tokyo), Tachibana Metal Manufacturing Co., Ltd. (Osaka)
Others 3)

Ryoko Sangyo Corp. (Tokyo), Mitsubishi Materials Techno Corp., (Tokyo), Mitsubishi Materials Energy Corp. (Tokyo), Mitsubishi Nuclear Fuel Co., Ltd., (Ibaraki), Mitsubishi Materials Real Estate Corp. (Tokyo), Material-Finance Co., Ltd. (Tokyo)

Note 1: Words within parentheses after company names in the table denote the locations of each company’s head office.

Note 2: On April 1, 2009, JEMCO INC. changed its name to Mitsubishi Materials Electronic Chemicals Co., Ltd.

Note 3: On April 1, 2009, the Company’s shareholding percentage in Mitsubishi Nuclear Fuel Co., Ltd. became 30% and the status of Mitsubishi Nuclear Fuel Co., Ltd. was changed from subsidiary to affiliated company.

(9) The Status of Employees (as of March 31, 2009)

 1. Status of Employees of the Corporate Group (Consolidated)

Business Division	Number of Employees 1)
Cement 2)	4,654 (Increased by 1,420 employees)
Metals	3,519 (Increased by 155 employees)
Advanced Materials & Tools	4,682 (Increased by 146 employees)
Electronic Materials & Components	1,583 (Increased by 53 employees)
Aluminum	2,709 (Reduced by 106 employees)
Others	3,404 (Increased by 24 employees)
All Companies (For the whole Group) 3)	673 (Increased by 65 employees)
Total	21,224 (Increased by 1,757 employees)

Note 1: Employee numbers within parentheses denote the change compared to the previous fiscal year-end.

Note 2: The number of employees in the Cement Division increased due to factors including the impact of the consolidation of Robertson’s Ready Mix, Ltd.

Note 3: Employees stated for All Companies are attached to administrative divisions that cannot be demarcated within a specified business division.

 2. The Status of Employees of the Company (Non-consolidated)

Number of Employees	Change Year on Year (persons)	Average Age	Average Years of Employment
4,648	Increased by 200	40.8	18.2

(10) The State of Major Subsidiaries and Affiliates (as of March 31, 2009)

1. The State of Major Subsidiaries

Name of the Company	Capital	Percentage of Ownership (including indirect ownership)	Line of Business
PT Smelting	326 million U.S. dollars 1)	60.5%	Production and sales of copper cathode in Indonesia
MM Netherlands Corp	30 million U.S. dollars 1)	100.0	Investments in copper mine business in Chile
Onahama Smelting & Refining Co., Ltd.	6,999 million yen	50.4	Production and sales of copper cathode
Mitsubishi Cement Corp.	70 million U.S. dollars 1)	67.0	Production and sales of cement in the south-west area of the U.S.
MCC Development Corp.	498 million U.S. dollars 1) 2)	70.0	Investment in ready-mixed concrete businesses in the U.S.
Mitsubishi Polycrystalline Silicon America Corp.,	328 million U.S. dollars 1)	100.0	Production and sales of polycrystalline silicon for semiconductors in the U.S.
Materials’ Finance Co., Ltd.	30 million yen	100.0	Financing the Company and its affiliates
Mitsubishi Aluminum Co., Ltd.	8,196 million yen	87.7	Production and sales of rolled and processed aluminum products
Mitsubishi Nuclear Fuel Co., Ltd.	3,000 million yen 3)	95.5 4)	Production and sales of nuclear fuel
Mitsubishi Shindoh Co., Ltd.	8,713 million yen	100.0	Processing and sales of copper and copper alloy
Mitsubishi Materials Energy Corp.	490 million yen	100.0	Sales of petroleum, coal and other fossil fuels
Mitsubishi Materials Tools Co., Ltd.	100 million yen	100.0	Sales of cemented carbide tools
Mitsubishi Materials Techno Corp.	1,042 million yen	100.0	Production and sales of industrial machinery, facility construction and civil engineering
Mitsubishi Material Real Estate Corp.	4,500 million yen	100.0	Sales and leasing of real estate
Universal Can Corp.	8,000 million yen	80.0	Production and sales of aluminum beverage cans
Ryoko Sangyo Co., Ltd.	393 million yen	100.0	Sales of the Company’s products and other non-ferrous metal products
Robertson’s Ready Mix, Ltd.	32 million U.S. dollars 1)	70.0	Production and sales of ready-mixed concrete and aggregate in the south-west area of the U.S.

Note 1: Paid-up capital is shown.

Note 2: On June 20, 2008, the paid-up capital of MCC Development Corporation increased from US$64 million to US$498 million as a result of the implementation of a capital increase.

Note 3: On April 1, 2009, the capital of Mitsubishi Nuclear Fuel Co., Ltd. reached 11,400 million JPY.

Note 4: Attendant on the restructuring of Mitsubishi Nuclear Fuel Co., Ltd., the Company’s shareholding percentage temporarily increased. On April 1, 2009, the Company’s shareholding percentage became 30%, and the status of Mitsubishi Nuclear Fuel Co., Ltd. was changed from subsidiary to affiliated company.

2. The State of Major Affiliates

Name of the Company	Capital	Percentage of Ownership (including indirect ownership)	Line of Business
Ube-Mitsubishi Cement Corporation	8,000 million yen	50.0%	Sales of cement and cement related products
Kobelco & Materials Copper Tube Ltd.	6,000 million yen	45.0	Production and sales of copper tubes and fabricated copper tubes
SUMCO Corporation	114,107 million yen	27.8	Production and sales of silicon wafers for semiconductors
P.S. Mitsubishi Construction Co., Ltd.	4,218 million yen	41.4	Pre-stressed concrete works, civil engineering and sales of concrete products
Mitsubishi Cable Industries, Ltd.	19,278 million yen	36.7	Production and sales of optical and high frequency cables, electric wires and cables
Plansee Mitsubishi Materials Global Sinter Holding, S.A	5 million Euro	50.0	Investments in powder metallurgy products business in Japan, Europe, the U.S., Asia etc.

(11) The Corporate Group’s Major Lenders (as of March 31, 2009)

Major Lenders	Borrowed Amount (Million Yen)	Company Shares held by the Lender
		Number of shares held (Thousand)	Percentage of shareholding (%)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	127,963	36,852	2.9
Mitsubishi UFJ Trust and Banking Corporation	89,659	15,923	1.3
Mizuho Corporate Bank, Ltd.	49,375	6,070	0.5
The Development Bank of Japan Inc.	31,135	-	-
The Hachijuni Bank, Ltd.	20,412	2,173	0.2

Note:      Shareholding percentages were calculated after deducting treasury stock (10,570,647 shares).

(12) Others

In October 2008, the Company and its subsidiary Materials Eco-Refining Co., Ltd. received a cease and desist order and a surcharge payment order from the Japan Fair Trade Commission, as a result of an Antimonopoly Law violation concerning purchases of molten metal, etc. from local government bodies between March 2004 and July 2007. We sincerely apologize for having caused concern and difficulties for our shareholders. We take this matter seriously, and will strive to prevent a reoccurrence of this problem and ensure appropriate conduct of business by means including continuation of a Group-wide effort to further reinforce and rigorously implement the compliance system.

2.   Articles Concerning Stock (as of March 31, 2009)

(1)     Total number of authorized shares: 2,683,162,000 shares (no change compared to the previous fiscal year)

(2)     Total number of shares issued: 1,278,955,330 shares (no change compared to the previous fiscal year)

(3)     Number of shareholders: 143,880 shareholders (increase of 1,545 compared to the previous fiscal year). This total includes 111,625 shareholders with the minimum number of shares required for voting rights (increase of 3,011 compared to the previous fiscal year).

(4)     Major Shareholders

Shareholders	Investment in the Company
	Number of shares held (Thousand)	Percentage of shareholding (%)
Japan Trustee Services Bank, Ltd. (Trust account)	74,263	5.9
Japan Trustee Services Bank, Ltd. (Trust account 4G)	68,876	5.4
The Master Trust Bank of Japan, Ltd. (Trust account)	61,146	4.8
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	36,852	2.9
Meiji Yasuda Life Insurance Co.	29,279	2.3
Nippon Life Insurance Co.	19,688	1.6
Mitsubishi Heavy Industries, Ltd.	18,774	1.5
Mitsubishi Estate Co., Ltd.	17,397	1.4
Mitsubishi UFJ Trust and Banking Corporation	15,923	1.3
Mitsubishi Electric Corporation	14,596	1.2

Note:      Shareholding percentages were calculated after deducting treasury stock (10,570,647 shares).

3.       Articles Concerning the Company’s Executives

 (1)    Directors and Corporate Auditors (as of March 31, 2009)

Title	Name	Position and Responsibilities	Representation of other companies
Representative Director President	Akihiko Ide	responsible for: General Operations of the Company
Representative Director Executive Vice President	Hiroo Kiyokawa	Assistant to the President President, Cement Company responsible for: Civil Engineering and Construction Business; Personnel Affairs; Affiliated Corporations Div.
Representative Director Executive Vice President	Hisayoshi Honma	Assistant to the President responsible for: Car Electronics Business; Aluminum Can Business; Powder Metallurgy Products Business; Corporate Marketing; CSR; Procurement & Logistics; Aluminum Business
Representative Director Executive Vice President	Yoichi Taguchi 1)	Assistant to the President responsible for: Business Portfolio Strategy; Corporate Strategy; Legal & General Affaires; Corporate Communications & IR; Environment Management; Overseas Business
Representative Director Managing Director	Hiroshi Kanemoto 2)	Assistant to the President responsible for: Internal Audit; Finance & Accounting; Information Systems; Improvement of Costs of the Head Office	President, Materials’ Finance Co., Ltd.
Representative Director Managing Director	Hironori Yoshimura	Assistant to the President President, Advanced Materials & Tools Company responsible for: Corporate Production Engineering
Representative Director Managing Director	Mayuki Hashimoto	Assistant to the President President, Electronic Materials & Components Company responsible for: Corporate Technology & Development;
Representative Director Managing Director	Toshinori Kato 3)	Assistant to the President President, Metals Company responsible for: Resources Business
Director Executive Adviser	Akira Nishikawa
Director	Yukio Okamoto 4)		Representative Director, Okamoto Associates Inc.
Corporate Auditor (Standing)	Nobuaki Naito 5)
Corporate Auditor (Standing)	Takao Wada 6) 7)
Corporate Auditor (Standing)	Fumio Shimada
Corporate Auditor	Akio Utsumi 6) 8) 9)

Note 1:   Mr. Yoichi Taguchi resigned as Director effective April 28, 2009.
Note 2:   Business Portfolio Strategy was added to the responsibilities of Director Hiroshi Kanemoto on April 28, 2009.
Note 3:   Corporate Strategy was added to the responsibilities of Director Toshinori Kato on April 1, 2009.

Note 4:   Mr. Yukio Okamoto is an Outside Director as stipulated in the Corporation Law, Article 2, Item 15.

Note 5:   Corporate Auditor Mr. Nobuaki Naito used to be the Director of the Company responsible for finance and accounting and has extensive knowledge of finance and accounting.

Note 6:   Mr. Takao Wada and Mr. Akio Utsumi are Outside Corporate Auditors as stipulated in the Corporation Law, Article 2, Item 16.

Note 7:   Corporate Auditor Mr. Takao Wada has experience in bank management and has extensive knowledge of finance and accounting.

Note 8:   Corporate Auditor Mr. Akio Utsumi has experience in bank management and has extensive knowledge of finance and accounting.

Note 9:   Corporate Auditor Mr. Akio Utsumi retired as Chairman and Representative Director of Mitsubishi UFJ Trust and Banking Corporation effective June 26, 2008 and assumed office as a senior advisor of Mitsubishi UFJ Trust and Banking Corporation.

Note 10: In addition to those mentioned above, Directors and Corporate Auditors who hold concurrent offices in other companies are as follows:

Name	Name of the Company of Concurrent Office	Nature of the Concurrent Position
Hiroo Kiyokawa	P.S. Mitsubishi Construction Co., Ltd	Director
Hisayoshi Honma	Mitsubishi Cable Industries, Ltd.	Director
Yoichi Taguchi	SUMCO Corporation	Director
Mayuki Hashimoto	SUMCO Corporation	Corporate Auditor
Toshinori Kato	Mitsubishi Cable Industries, Ltd.	Corporate Auditor
Akira Nishikawa	Sakai Chemical Industry Co., Ltd.	Director
Yukio Okamoto	Nippon Yusen Kabushiki Kaisha Mitsubishi Motors Corporation	Director Corporate Auditor
Akio Utsumi	Mitsubishi Estate Co., Ltd.	Corporate Auditor

(Reference) The following Executive Officers had assumed office as of April 1, 2009:

Title	Name	Position and Responsibilities
Senior Executive Officer	Makoto Miki	General Manager, Human Resource Div. Responsible for Personnel Affairs, Shared Services, Precious Metal Business
Senior Executive Officer	Kimball McCloud	President, Mitsubishi Cement Corp. President, MCC Development Corp. Vice President, Cement Company
Senior Executive Officer	Takeshi Itaba	Vice President, Advanced Materials & Tools Company Responsible for Powder Metallurgy Products Business President, Plansee Mitsubishi Materials Global Sinter Holding, S.A.
Senior Executive Officer	Akira Takeuchi	General Manager, Legal & General Affairs Div. Responsible for Corporate Communications & IR, Environment Management, and Overseas Business
Executive Officer	Masanori Hirayama	Assistant to the President, Cement Company
Executive Officer	Naoki Uchiyama	Vice President, Electronic Materials &Components Company
Executive Officer	Yoshiaki Inaba	General Manager, Procurement &Logistics Div., Responsible for Environmental Recycle Business
Executive Officer	Masayuki Minagawa	General Manager, Information Systems Div.
Executive Officer	Yoshinori Inaba	Vice President, Cement Company
Executive Officer	Nozomu Ito	Vice President, Cement Company
Executive Officer	Masaharu Kubo	General Manager, Aluminum Div.
Executive Officer	Yoichi Fujitsuka	General Manager, Internal Audit Dept. Assistant to the Director responsible for Improvement of Costs of the Head Office
Executive Officer	Hiroshi Nakahara	General Manager, Mineral Resources & Construction Materials Dept., Cement Company Assistant to the Director responsible for Resources
Executive Officer	Masatoshi Hanzawa	General Manager, Corporate Technology & Development Div., responsible for Nuclear Energy Business and Earth Environment Project
Executive Officer	Masayuki Hirota	General Manager, Administration Div, Cement Company
Executive Officer	Toshikazu Murai	General Manager, Carbide & Tools Div., Advanced Materials & Tools Company
Executive Officer	Akio Hamaji	General Manager, Corporate Strategy Dept.
Executive Officer	Takashi Shimizu	General Manager, Naoshima Smelter & Refinery
Executive Officer	Hideo Kobayashi	Vice President, Metals Company
Executive Officer	Shinichiro Kobayashi	General Manager, Silicon Business Div, Electronic Materials & Components Company
Executive Officer	Toshio Takizawa	General Manager, Akashi Plant
Executive Officer	Tetsuo Kasukawa	General Manager, Energy Business Div.
Executive Officer	Tetsuro Eguchi	General Manager, CSR Office
Executive Officer	Makoto Yano	President, Yantai Mitsubishi Cement Co., Ltd.
Executive Officer	Tsutomu Takahashi	General Manager, Corporate Technology & Business Planning Dept.
Executive Officer	Keisuke Yamanobe	General Manager, Finance & Accounting Div.
Executive Officer	Katsuhiko Masuda	General Manager, Corporate Marketing Div., Assistant to President, Metal Company

(2)     Directors and Corporate Auditors’ Remuneration

The amounts of remuneration paid to Directors and Corporate Auditors for the fiscal 2009 are as follows.

Position	Number of Directors/Corporate Auditors	Remuneration
Directors (of which Outside Directors)	10 Directors (1 Outside Director)	396 million yen (23 million yen)
Corporate Auditors (of which Outside Corporate Auditors)	5 Corporate Auditors (2 Outside Corporate Auditors)	124 million yen (49 million yen)

Note 1: While the remuneration amounts shown in the table are the sums of remuneration for the fiscal year under review and bonuses to be paid in the following fiscal year (excluding Outside Directors and Corporate Auditors), no bonuses are planned for payment in the following fiscal year. In addition, the above amounts include remuneration for one Corporate Auditor who retired at the time of conclusion of the 83rd Ordinary General Meeting of Shareholders held on June 27, 2008.

Note 2:   It was resolved at the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007 that the amount of remuneration to Directors should not exceed 49 million JPY per month (excluding salaries paid to Directors who are also employees), including remuneration not exceeding 4 million JPY for Outside Directors.

Note 3:   It was resolved at the 82nd Ordinary General Meeting of Shareholders held on June 28, 2007 that the amount of remuneration to Corporate Auditors should not exceed 17 million JPY per month.

Note 4:   It was resolved at the 81st Ordinary General Meeting of Shareholders held on June 29, 2006 that the annual remuneration for Directors other than Outside Directors should not exceed 170 million JPY. The actual amount paid is calculated on the basis of consolidated net income and consolidated ordinary income for each fiscal year after the end of the fiscal year.

Note 5:   Whereas the amount of remuneration to Directors related to the previous fiscal year, including the amount of bonuses planned for payment disclosed in the Business Report for the 83rd fiscal year, was 556 million JPY (including 22 million JPY for Outside Directors), the amount of remuneration to Directors related to the previous fiscal year, including the amount of remuneration to Directors related to the previous fiscal year paid during the fiscal year under review, is 557 million JPY (including 22 million JPY for Outside Directors). As a result, the amount of remuneration to Directors who received payment during the fiscal year under review and that should be disclosed in the fiscal year under review is 1,840 thousand JPY (including 0 JPY for Outside Directors).

(3)    The State of Concurrent Offices Held by Outside Directors and Corporate Auditors (as of March 31, 2009)

Status Classification	Name	Nature of Concurrent Office and Name of Other Companies
Outside Director	Yukio Okamoto 1)	Representative Director, Okamoto Associates Inc. Outside Director, Nippon Yusen Kabushiki Kaisha Outside Corporate Auditor, Mitsubishi Motors Corp.
Outside Corporate Auditor	Akio Utsumi	Outside Corporate Auditor, Mitsubishi Estate Co., Ltd.

Note 1:   Mr. Yukio Okamoto, Outside Director, is concurrently the representative director of Okamoto Associates Inc. However, that company does not conduct any significant business with the Company.

(4)     Major Activities of Outside Directors and Auditors

Status Classification	Name	Major Activities
Outside Director	Yukio Okamoto

Mr. Yukio Okamoto has participated in 15 out of 16 Meetings of the Board of Directors held during the 84th fiscal year. Mr. Okamoto provides well-informed opinions concerning general management as a Director, and when necessary provides well-informed opinions on international affairs as an informed specialist on international matters.

Outside Corporate Auditor	Takao Wada

Mr. Takao Wada has participated in all 16 Meetings of the Board of Directors and all 13 Meetings of the Board of Corporate Auditors held during the 84th fiscal year. Mr. Wada provides good judgment concerning all matters concerning general management as a Corporate Auditor, and has abundant experience as a manager in financial institutions.

Outside Corporate Auditor	Akio Utsumi

Mr. Akio Utsumi has participated in all 16 Meetings of the Board of Directors and all 13 Meetings of the Board of Corporate Auditors held during the 84th fiscal year. Mr. Utsumi provides good judgment concerning all matters concerning general management as a Corporate Auditor, and has abundant experience as a manager in financial institutions.

Note: In October 2008, the Company received a cease and desist order and a surcharge payment order from the Japan Fair Trade Commission, as a result of an Antimonopoly Law violation concerning purchases of molten metal, etc. from local government bodies between March 2004 and July 2007. The Outside Director and Outside Corporate Auditors were not involved in the purchases in question, and they regularly expressed appropriate opinions from the perspective of legal compliance. Also, since the revelation of the violation in question, the Outside Directors have striven to further reinforce the legal compliance system by means including confirmation of details of the Company’s activities to prevent a reoccurrence of the problem.

(5)     Outline of the Content of Limited Liability Agreement

For the purpose of bringing on the Board of Directors or Corporate Auditors competent, talented persons, provisions of the Articles of Incorporation allow the Company to execute with Outside Directors and Outside Corporate Auditors agreements limiting liability for damages in accordance with Article 427, Paragraph 1 of the Corporation Law. In accordance with the provisions, the Company has concluded Limited Liability Agreements with one Outside Director and two Outside Corporate Auditors. The outline of the Agreements is as follows:

           1.  Limited Liability Agreement with the Outside Director

Concerning liabilities under the Corporation Law, Article 423, Item 1, in the event that the Outside Director has performed their duties in good faith and without gross negligence, the Outside Director shall bear the minimum liability for damages amount as stipulated in the Corporation Law, Article 425, Item 1. Concerning the amount that may exceed this liability for damage, the Company shall indemnify the concerned Outside Director for the excess amount.

        2.   Limited Liability Agreement with the Outside Corporate Auditors

Concerning liabilities under the Corporation Law, Article 423, Item 1, in the event that the Outside Corporate Auditor has performed their duties in good faith and without gross negligence, the Outside Auditor shall bear the minimum liability amount as stipulated in the Corporation Law, Article 425, Item 1. Concerning the amount that may exceed this liability for damage, the Company shall indemnify the concerned Outside Corporate Auditor for the excess amount.

4.      Articles Concerning Accounting Auditor

 (1)   Name of the Accounting Auditor: KMPG AZSA & Co.

 (2)   Remuneration

The remuneration of the Accounting Auditor for the fiscal 2009 is as follows:

Content of the Remuneration	Amount
(a) Remuneration that the Company should pay to Accounting Auditors	168 million yen
(b) Total amount of monetary and other property benefits that the Company and its subsidiaries should pay (including the above-mentioned)	396 million yen

Note 1:   The Company has not subdivided the amount of remuneration for auditing based on the Financial Instruments and Exchange Law and the amount of remuneration for auditing based on the Corporation Law. In the Auditing Agreement entered with the Accounting Auditor it is not possible to substantially subdivide the two. The amount in (a) thus includes auditing remuneration based on the Financial Instruments and Exchange Law.

Note 2:   Among the major subsidiaries of the Company, PT Smelting, MM Netherlands, Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Mitsubishi Nuclear Fuel Co., Ltd., and Robertson’s Ready Mix, Ltd., use the services of other auditing corporations (including auditors who have the appropriate auditing qualifications abroad), other than the services of KMPG AZSA & Co., to audit accounting related documents (in accordance with the Corporation Law and the Financial Instruments and Exchange Law and the applicable laws of the concerned foreign countries’ own legislations.)

 (3)    Content of Non-auditing Duties

The Company subcontracts “Financial due diligence” to the Accounting Auditor duties (non-auditing duties) that are other than the duties of the Certified Accountant Law, Article 2, Item 1.

(4)         Policy on Dismissal or Non-reappointment of the Accounting Auditor

The Company, as a general rule, other than dismissals of Accounting Auditor by with the Board of Corporate Auditors as stipulated in the Corporation Law Article 340, shall place on the agenda an item concerning the decision not to reappoint or to dismiss the Accounting Auditor to the General Meeting of Shareholders based on the agreement or the request of the Board of Corporate Auditors in the event it is recognized that it is difficult for the Accounting Auditor to execute its duties suitably.

5.           Systems to ensure Compliance with Laws and the Articles of Incorporation in the Execution of Duties by Directors, and Other Systems to Secure the Appropriate Business Operations The Company's policy is as follows:

(1)     Systems to ensure Execution of Duties by Directors and Employees in conformity with Laws and Articles of Incorporation

1.       The Company shall determine the code of the conduct and internal regulations that should be observed by the directors and employees and establish corporate ethics and a compliance system.

2.       The Company shall determine execution of duties through the Board of Directors, Corporate Strategy Committee and other committees in accordance with laws, Articles of Incorporation, and internal regulations and policies. In addition, the legal department and the relative department shall carry out the preliminary review of certain relevant articles.

3.       The Company shall determine the general policies and plans, etc., concerning compliance at the Meetings of the Board of Directors. In addition, the Company shall appoint the director who is in charge of compliance and establish the divisions responsible for compliance and the committees for CSR (Company Social Responsibilities), and the Company shall enforce cross-divisional compliance promotion activities (including internal education) for the whole Company.

4.       The Company shall establish an information liaison desk to deal with particulars related to problems that may arise over compliance.

5.       The Company shall enforce periodical auditing concerning the state of compliance in each division based on internal auditing by the division in charge.

6.       In accordance with its Code of Conduct, the Company will establish internal structures to ensure appropriate actions under its policy of resolutely rejecting any involvement whatsoever with anti-social forces.

(2)     Systems for Preservation and Management of Information Related to the Execution of Duties of Directors

The Company shall properly preserve and manage the minutes of the Meetings of Board of Directors, meetings of Corporate Strategy Committee and other significant information, based on legislation, Articles of Incorporation and internal regulations and policies.

(3)     Regulations and Other Systems Concerning the Risk Management

1.       The Company shall enforce strict management of significant matters through the Board of Directors, Corporate Strategy Committee, and other decision-making bodies based on the legislations, Articles of Incorporation, internal regulations and policies. In addition, the Company shall carry out preliminary review of significant matters by legal and other related department based on the internal regulations and policies in order to identify risks and prevent risk elicitation.

2.       The Company shall determine the regulations, policies, and plans related to risk management in general at the Meetings of the Board of Directors. In addition, the Company shall appoint the Director in charge of risk management and establish a division responsible for a committee related to CSR and risk management, and shall enforce cross-sectional risk promotion activities for the whole company.

3.       The Company shall determine the various internal regulations and policies and enforce suitable management concerning individual risks including information leakage risks, credit transaction risk and financial transaction risks.

4.       The Company shall enforce suitable management based on the legislation and ordinances concerning work-related accidents.

5.       The Company shall build a communication system with the aim of preventing damage from accidents on a massive scale, natural disasters or terrorism, and establish an organization to respond to such events.

6.       The Company shall enforce periodical auditing concerning the state of risk management in each division by the division in charge of internal audit.

(4)      Systems to Ensure efficient Execution of Duties by Directors

1.     The Company shall determine rationally the areas of responsibility of each of the Directors and let the Executive Officers assist the Directors in their execution of duties in accordance with the executive officers system. In addition, the Company shall determine the areas of responsibility and authority of each division and body in accordance with the internal regulations and policies.

2.       The Board of Directors shall determine the management plan and allocate suitable management resources and authority among the various divisions to achieve the plan. In addition, the Directors shall suitably verify the progress state of the plan of each division and take appropriate measures when necessary.

3.       The Company shall enforce periodic inspection concerning the efficiency of the execution of duties of each division by the division in charge of internal audit.

(5)      Systems to ensure Appropriate Operations of the Corporate Group consisting of the Company and its Parent Company and Subsidiaries

1.       The Company shall aim at establishing corporate ethics, and build a compliance system and risk management system (including an internal education system) by letting each subsidiary enact regulations and policies identical to code of conduct and regulations for compliance and risk management of the Company.

2.       Concerning each subsidiary, the Company shall aim at improving the efficiency and soundness of management for the whole Group by extension of the subsidiary by determining a response liaison division within the Company and the concerned division should consult with the subsidiary concerning the prescribed form of the significant matter and exchanging information.

3.       Concerning the subsidiaries listed on the Stock Exchange, the Company shall exchange the necessary information with the subsidiaries in order to ensure the efficiency of consolidated management of the Group and to the establish internal control system while respecting the autonomy and independence of the subsidiaries.

4.       The Company will ensure the accuracy of the Group’s financial reports by formulating regulations concerning internal controls relating to financial reports, and by establishing assessment mechanisms for those internal controls.

5.       The Company shall enforce periodic inspection concerning the efficiency of management and risk management, and compliance of subsidiary by the division in charge of internal audit of the Company in addition to the above-mentioned 1, 2, 3 and 4.

(6)      Particulars Concerning Employees assigned to assist Corporate Auditors and such Employees’ Independence from Directors

The Company shall establish a division to support the operations of the Corporate Auditors and place full-time employees. In addition, the Company shall obtain the consent of the Board of Auditors concerning transfer of each of the employees and consult with the Board of Auditors concerning assessment and evaluation of them.

(7)      Systems for Directors’ and Employees’ Reporting to Corporate Auditors

                The Directors and employees shall swiftly report the appropriate information to the Corporate Auditors or to the Board of Corporate Auditors in accordance with the method stipulated in the legislations and internal regulations of the Company, in the case where there is a possibility of significant impact on the Company or considerable damage to the Company's operations for which they are responsible for. In addition, the same shall apply in the event of a request for report concerning operations from Corporate Auditors.

(8)      Other Systems to ensure efficient Auditing by Corporate Auditors

1.       Corporate Auditors and representative Directors shall exchange their opinions periodically and when it called for and deemed necessary.

2.       Corporate Auditors shall be provided with the opportunity to attend the board of directors Meetings and other significant meetings of the Company.

6.       Fundamental Policy Concerning the Control of the Company

(1)      Fundamental Policy on Parties in Control of Decisions Concerning the Company’s Finance and Operating Policies

As a general rule, the Company believes that the shareholders of the Company should be decided through free market transactions in Company stocks on the Stock Exchange, since the Company is listed on the Stock Exchange. The Board of Directors would not categorically deny an acquisition of shares, even in the case of a large acquisition, if the party carrying out such acquisition is properly aware of the Company’s business operations taking into account its value to the society and contributes to ensure and enhance the Company’s corporate value and the common interests of the shareholders. As a matter of course, the Company believes that the decision to accept or decline a proposal for a Large-Scale Acquisition of shares should be ultimately left to the individual shareholders of the Company.

However, there are several Large-Scale Acquisitions that do not contribute to the corporate value of a target company or the common interests of the shareholders, including (i) those that obviously harm the corporate value and the common interests of the shareholders, (ii) those that essentially force shareholders to sell their shares, (iii) those that do not provide adequate time and information for the target company’s board of directors to submit an alternative proposal, and (iv) those that require the target company to negotiate with the Acquirer to procure more advantageous terms for the shareholders than those presented by the Acquirer. In addition, unless the party carrying out a Large-Scale Acquisition of the Company’s shares is properly aware of the Company’s management environment, understands the sources of its corporate value and the common interests of the shareholders, and aims to ensure and enhance these factors in the medium to long term, the Company’s corporate value and the common interests of the shareholders will be harmed.

Accordingly, the Company believes that parties carrying out Large-Scale Acquisition that may harm the Company's corporate values and the common interests of the shareholders are not suitable as the party controlling decisions on the Company's finance and operating policies. According to the above assessment, the Board of Directors shall secure the necessary time and information for the shareholders to assess whether the acquisition is appropriate in the event of Large-Scale Acquisition of the share of the company to deter acquisitions that conflict with the Company's corporate values and common interests of the shareholders. This will allow the management to negotiate with potential Acquirers on behalf of the shareholders.

(2)      Measures to Ensure the Implementation of the Fundamental Policy, and to Prevent Inappropriate Parties from Assuming Control of Decisions Relating to the Company’s Finance and Operating Policies

The Company has been developing its various businesses by utilizing technologies accumulated through the Company’s original metal and coal mining business to form an integrated-business company conducting four core businesses, namely cement, copper, tools, and electronic materials, as well as the energy, precious metals, aluminum and environment and recycling businesses. The Company has a fundamental corporate philosophy of contribution to society through its various business activities, and has made consistent efforts to create an affluent society through the supply of basic materials indispensable to people’s lives as a comprehensive basic materials maker, as well as seeking to reduce environmental impact and establish a resource-recycling social system. In addition, the Company is determined to continue endeavoring to ensure and enhance its corporate value and the common interests of the shareholders not only through developing its business activities, but also by gaining additional trust from its stakeholders such as shareholders, employees, customers, local communities, suppliers and many other related parties, while maintaining a harmonious coexistence with society.

In this environment, the Company is realizing the advantage of integrated-business management to attain the stabilization of financial structures and is endeavoring to establish the growth base to achieve victory in its principal occupation. From April 2007, in conformity with the above mentioned "(7) Issues that the Corporate Group should Tackle" under "1- Particulars Concerning the State of the Group", the Company shall grapple with the implementation of the various policies under the New Medium-Term Management Plan "Break-through 1000 -- Aiming to Become a Company with 100 Billion yen in Ordinary Income" for three fiscal years for a period from fiscal 2009 to fiscal 2011.

The Company, in conformity with the corporate credo and the various policies, continues to pursue the maximization of the Company’s corporate value and the common interests of the shareholders.  However, as we have already mentioned above, it may not be possible to ignore the potential of Large-Scale Acquisitions by third parties that may harm the corporate values and the common interests of the shareholders. Therefore, the Board of Directors has introduced a resolution (Introduction of Countermeasures to Large-Scale Acquisition of the Company’s Shares, (Takeover Defense Measures), hereinafter called "The Plan") at the Meeting of the Board of Directors held on the April 27, 2007, which was published as a framework to prevent inappropriate management. However, with respect to the introduction of the Plan, in the event that it is not approved by shareholders at the 82nd Ordinary General Meeting of Shareholders of the Company to be held in June 28, 2007, we shall rescind it immediately.

The Outline of the Plan is as follows:

1.       Fundamental Policy of the Plan.

For the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders, the Company sets out its take over defense measures to implement specific measures to be complied with by a party carrying out or who plans to carry out Large-Scale Acquisition of the Company shares and warn them in advance that there are procedures with which they will be required to comply, and that the Company may implement countermeasures, and certain circumstances, will make protective measures against the acquisition.

2.       Plan details

i)       Targeted Large-Scale Acquisitions

The Plan will apply in cases where there is an acquisition of share certificates, or the like of the Company that falls under a. or b. below or any similar action (excluding where the Board of Directors approves in advance; such act is referred to as a “Large-Scale Acquisition”). Any party carrying out or proposing a Large-Scale Acquisition (the “Acquirer”) must comply with procedures predetermined in the Plan.

a.      An acquisition that would result in the holding ratio of share certificates, etc., of a holder amounting to 20% or more of the share certificates, etc. issued by the Company

b.      A tender offer that would result in the ownership ratio of share certificates, etc., of the share certificate relating to the tender offer, and the owning ratio of share certificates, etc. of a person having a special relationship totaling at least 20% of the share certificates, etc. issued by the Company.

(ii)     Prior Submission of Letter of Intent to the Company

Unless otherwise determined by the Board of Directors, before effecting the Large –Scale Acquisition, the Company will require any Acquirer conducting a Large-Scale Acquisition to submit to the Board of Directors a written undertaking in the form prescribed by the Company that the Acquirer will, upon the Large-Scale Acquisition, comply with the procedures set out in the Plan (“Letter of Intent”).

(iii)    Provision of Information

When the Acquirer submits the Letter of Intent, the Company will require the Acquirer to submit to the Company information necessary and appropriate for the Company’s shareholders to consider the Large-Scale Acquisition (“Essential Information”) in accordance with procedures determined by the Company.

The outline of Essential Information is as follows;

a.      Details of the Acquirer and its group

b.      The purpose of the Large-Scale Acquisition

c.      The basis for the calculation of the value of the Large-Scale Acquisition

d.      Financial support for the Large-Scale Acquisition

e.      The specific content Existence of communication (expression of intent) with any third party upon the Large-Scale Acquisition, and a summary of the content and general description of the third party involved if such communication has occurred

f.       The specific content of lending agreements, collateral agreements, or other important agreements or arrangements concerning the share certificates, etc. of the Company already held by the Acquirer

g.      Scheduled agreement between a third parties for the collateral agreements, lending agreements, or any other important agreements or arrangements concerning the share certificates, etc. of the Company that the Acquirer intends to acquire upon Large-Scale Acquisition.

h.      Post-acquisition management policy, etc., for the Company and the Company group

i.       Post-acquisition policies, including policies for the treatment of the Company's employees and other stakeholders in the Company

j.       Specific measures to avoid any conflict of interests with other shareholders in the Company

(iv)    Insuring the assessment period

After receiving the provided information concerning Large-Scale Acquisition, the Board of Directors will establish a period of either a. or b. below for evaluation, review, negotiation, opinion forming and alternative plan preparation by the Board of Directors. The Acquirer will not be able to initiate a Large-Scale Acquisition until the completion of this period.

a.      60 days, in case of a tender offer of all the shares of the Company where the consideration is paid in cash (yen) only.

b.      90 days in any other Large-Scale Acquisition

(v)     Recommendations from the Independent Committee

Concerning the triggering of the countermeasures, the Company will receive the recommendation from the Independent Committee composed of members independent from the management of the Company to prevent arbitrary assessment by the Board of Directors of the Company.

(vi)    Event of the triggering countermeasures

If the Acquirer fails to comply with the provisions of this plan, or if a Large-Scale Acquisition by the Acquirer is judged to seriously harm to the corporate value of the Company or the common interests of the shareholders, and it is therefore deemed appropriate to trigger the countermeasures, the Board of Directors may resolve to trigger the countermeasures with utmost respect to the Independent Committee‘s recommendation.

The Company will, in principle, implement gratis allotment of stock acquisition rights for the countermeasures.

(3)   The Framework of the above (2), along with the Fundamental Policy of the above (1), does not Harm the Common Interests of the Shareholders or Aim to Maintain the Status of Company's Officers

     The Board of Directors has concluded, for the reasons mentioned below, that the framework mentioned in (2) above is in line with the fundamental policy of (1) above, and does not harm the common interests of the shareholders or aim to maintain the status of the officers of the Company.

1.    Fully satisfying the requirements of the Guidelines for Takeover Defense Measures

The Plan fully satisfies the three principles set out in the Guidelines Regarding Takeover Defense Measures for the Purposes of Ensuring and Enhancing Corporate Value and Shareholders’ Common Interests released by the Ministry of Economy, Trade and Industry and the Ministry of Justice on May 27, 2005, namely, the principle of ensuring and enhancing corporate value and shareholders’ common interests, the principle of prior disclosure and shareholders’ intent, and the principle of ensuring necessity and appropriateness.

2.    Introduction for the purpose of ensuring and enhancing the corporate value of the Company and the common interests of the shareholders

As described in section (2) above, the Plan is being introduced to ensure and enhance the corporate value of the Company and the common interests of the shareholders. This includes allowing shareholders to decide whether or not to accept a proposal for a Large-Scale

Acquisition, securing for the Board of Directors the information and time necessary to submit an alternative proposal, and to negotiate with the Acquirer in the interests of the shareholders in the event of a Large-Scale Acquisition of the Company’s shares.

3.    Respect of the intent of shareholders

The Plan has been introduced by the resolution of the Meeting of the Board of Directors held on April 27, 2007. However, the introduction of the Plan will be submitted to the 82nd Ordinary General Meeting of Shareholders to be held on June 28, 2007 in order to confirm the shareholders’ intent. If the Meeting of Shareholder above disapproves the introduction of the Plan, the Board of Directors will abolish the Plan immediately.

The Plan will be effective until the closing of the 85th Ordinary General Meeting of shareholders of the Company to be held in June 2010. Even before the expiration of the effective period, if (i) a general meeting of shareholders of the Company passes a resolution to abolish the Plan, or (ii) the Board of Directors passes a resolution to abolish the Plan, the Plan shall be abolished immediately. In addition, as the term of office of the Company’s Directors is one year, the shareholders’ intent may be    reflected through the election of the Company’s Directors, which is carried out annually. Accordingly, the introduction and abolition of the Plan fully reflects the shareholders’ intent.

4.      Emphasis on the decisions of highly independent outside parties and information disclosure

   In introducing the Plan, the Company will establish the Independent Committee as an organization that will make objective resolutions and recommendations to the Board of Directors on the operation of the Plan, including triggering the countermeasures, in order to eliminate arbitrary decisions by the Board of Directors.

   The Independent Committee is composed of three or more members elected from (i) Outside Directors of the Company, (ii) Outside Corporate Auditors of the Company, or (iii) outside experts (including experienced corporate managers, former bureaucrats, attorneys-at-law, certified public accountants, and academic experts) and is independent from the management of the Company.

   The Company will disclose the outline of decisions by the Independent Committee to shareholders as necessary and ensure a structure of operation of the Plan in order to contribute to the corporate value of the Company and the common interests of the shareholders

5.      Establishment of reasonable, objective requirements for triggering

   The Plan is established so that it will not be triggered unless reasonable and objective requirements have been satisfied, and ensures a structure to eliminate arbitrary triggering by the Board of Directors.

6.      No dead-hand takeover defense measures

   The Plan is designed in a way that it may be abolished at any time by the Board of Directors composed of Directors elected at the Company’s general meeting of shareholders. Therefore, the Plan is not a dead-hand takeover defense measure (takeover defense measures in which even if a majority of the members of the Board of Directors is replaced, the implementation of the measures cannot be stopped).

                                        We have omitted the last fraction of the amounts and the number of shares mentioned above in this Business Report. In addition, we have rounded off the ratios to the last decimal place.

Consolidated Balance Sheet

(As of March 31, 2009)

(millions of yen)

Item	Amount	Item	Amount
Assets		Liabilities

Current Assets

Cash and time deposits

Notes received and accounts receivable

Products and finished goods

Work in process

Row materials and supplies

Deferred income taxes

Other current assets

Allowance for doubtful accounts

Fixed Assets

Property, Plant and Equipment

Buildings and structures (net)

Machinery and equipment (net)

Land (net)

Construction in progress

Others (net)

Intangible assets

Goodwill

Others

Investment and Long-Term Receivables

Investments in securities

Long-term loans receivables

Deferred incomes taxes

Others

Reserve for loss on investments of affiliates

Allowance for doubtful accounts

	651,956 98,497 168,857 66,157 72,349 64,026 19,046 165,999 (2,978) 1,080,046 710,058 165,484 223,255 272,294 37,773 11,249 59,597 49,495 10,101 310,391 253,127 6,001 33,671 27,141 (640) (8,910)

Current Liabilities

Notes and accounts payable

Short-term bank loans

Commercial paper

Income taxes payable

Deferred income taxes

Accrued bonuses

Gold payable

Other current liabilities

Long-term Liabilities

Bonds

Long-term loans

Employees’ severance and pension benefits

Reserve for directors’ retirement benefits

Reserve for loss on subsidiaries and affiliates

Reserve for environmental measures

Deferred income taxes

Deferred income taxes on revaluation reserve for land

Others

Total Liabilities

			735,549 103,784 283,932 26,000 4,708 24 9,980 147,980 159,138 574,518 95,000 301,080 50,376 1,558 2,372 12,564 11,361 40,373 59,829 1,310,068
		NET ASSETS

Shareholders’ Equity

Common stock

Capital surplus

Retained earnings

Treasury stock, at cost

Valuation and Translation Adjustments

Net unrealized holding gains on securities

Unrealized gains on hedging derivatives, net of taxes

Revaluation reserve for land

Foreign currency translation adjustments

Minority Interests

Total Net Assets

			380,915 119,457 108,287 158,542 (5,371) (16,337) 2,210 (9,256) 30,459 (39,660) 57,356 421,934
Total Assets	1,732,003	Total Liabilities and Net Assets	1,732,003

Note: Amounts less than one million yen have been rounded down.

Consolidated Statement of Operations

(From April 1, 2008 to March 31, 2009)

                                                                                                                                                                                                     (millions of yen)

Item	Amount

Net sales

Cost of Sales

Gross profit

Selling, General and Administrative Expenses

Operating Profit

Non Operating Profit

Interest income

Dividend income

Rent earned in undertaking

Others

Non Operating Expenses

Interest expenses

Expense for rent in undertaking

Loss on disposal of property, plant and equipment

Equity in Loss of affiliates

Others

Ordinary Income

Extraordinary Income

Gain on sales of property, plant and equipment

Gain on change in equity

Gain on sales of marketable securities and investments in securities

Reversal of allowance for doubtful accounts

Others

    Extraordinary Loss

Write-down of marketable securities and investments in securities

Loss on impairment

Loss on sales of property, plant and equipment

Loss on sales of investments in securities

Others

     Income before Income Taxes and Minority Interests

Corporate income taxes and business tax

Income taxes for prior periods

Income taxes adjustments

Minority interests

     Net Income

1,424,114

1,251,102

173,011

137,876

35,134

41,803

1,309

28,591

5,591

6,311

36,891

17,058

4,226

3,599

2,730

9,275

40,046

4,332

1,915

1,290

516

459

149

16,232

11,705

2,054

198

26

2,247

28,146

13,883

663

(513)

8,006

6,106

Note: Amounts less than one million yen have been rounded down.

Notes to Consolidated Financial Statements

Attachment to the Notice of the 84th Annual General Meeting of Shareholders

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Notes concerning the significant items that form the basis of presenting the consolidated financial statements)

1.       Matters concerning the scope of consolidation

(1)     Number of consolidated subsidiaries:  88 companies

i.       Names of main consolidated subsidiaries

PT. Smelting, MM Netherlands Co., Onahama Smelting & Refining Co., Ltd., Mitsubishi Cement Corp., MCC Development Corp., Mitsubishi Polycrystalline Silicon America Corp., Material-Finance Co., Ltd., Mitsubishi Aluminum Co., Ltd., Mitsubishi Nuclear Fuel Co., Ltd., Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Energy Corp., Mitsubishi Materials Tools Co., Ltd., Mitsubishi Materials Techno Corp., Mitsubishi Materials Real Estate Corp., Universal Can Corp., Ryoko Sangyo Corp., Robertson’s Ready Mix, Ltd.

ii. Changes in the scope of consolidation

As of March 31, 2008, after its closing of accounts, MCC Development Corp., a consolidated subsidiary of the Company, completed the additional acquisition of the equities in Robertson’s Ready Mix, Ltd., RRM Properties, Ltd., and Robertson’s Transport, Ltd., and as they have become its subsidiaries, they are also included in the scope of consolidation from the current fiscal year.

Moreover, Sambo Copper Alloy Co., Ltd. was merged by Mitsubishi Shindoh Co., Ltd., Mitsubishi Materials Natural Resources Development Corporation by Mitsubishi Materials Techno Corporation, Sambo Electrical Wire Sales Co., Ltd. by Sambo Metal Sales Co., Ltd., MMC Electronics America Inc. by Mitsubishi Materials U.S.A. Corp. and MA Aluminum Co., Ltd (formerly MA Packaging Co., Ltd.) by Mitsubishi Aluminum Co., Ltd., and MMC Electronics Taiwan Co., Ltd. was dissolved. Therefore, they were excluded from the scope of consolidation.

Additionally, Material Petroleum Co., Ltd and MA Foil Co., Ltd. have been renamed Meipeck Japan Co., Ltd,, and MA Packaging Co., Ltd. respectively.

(2)     Name of major unconsolidated subsidiary

PT. Higashifuji Indonesia

(Reason of exclusion from the scope of consolidation)

As the unconsolidated subsidiary is a small company and the total assets, net sales, net income/loss (amount proportionate to the equity owned by the parent) and retained earnings (amount proportionate to the equity owned by the parent) do not affect the consolidated financial statements significantly, this subsidiary is excluded from the scope of consolidation.

2.       Matters related to the application of the equity method

(1)     Number of unconsolidated subsidiaries to which the equity method is applied: None

(2)     Number of affiliates to which the equity method is applied: 29 companies

i.       Names of main companies

Ube-Mitsubishi Cement Corp., Kobelco & Materials Copper Tube, Ltd., SUMCO CORPORATION, P.S. Mitsubishi Construction Co., Ltd., Mitsubishi Cable Industries Co., Ltd., Plansee Mitsubishi Materials Global Sinter Holding S.A.,

ii.      Changes in the extent to which the equity method is applied

In the current fiscal year PMG Shanghai China Co. Ltd. was founded as a wholly-owned subsidiary of Plansee Mitsubishi Materials Global Sinter Holding S.A., an affiliate to which equity method is applied. In view of the Company’s influence on the said subsidiary, the equity method is applied to it.

And the equity method is also applied to Japan Drilling Co., Ltd. as from the end of the current fiscal year, as it has gained in importance.

(3)     Names of the major unconsolidated subsidiaries and affiliates to which the equity method is not applied

NM Cement Co., Ltd.

(Reason of non-application of equity method)

Each of the subsidiaries and affiliates to which the equity method is not applied has little effect on net income/loss and retained earnings. And, as a whole, they are not important and, therefore, excluded from the application of equity method.

(4)     Treatment of goodwill and negative goodwill

The goodwill and negative goodwill arising as a result of the application of equity method are equally amortized over the period of five years. When the amount is small, however, the full amount is written off. Additionally, the goodwill on SUMCO CORPORATION is amortized over the period of 20 years.

3.       Matters relating to the fiscal year of consolidated subsidiaries

Out of the consolidated subsidiaries, 36 companies have different accounting reference date from the consolidated reference date. For the purpose of preparing the consolidated financial statements, necessary adjustments are made to the significant transactions that occurred during the interval of time between the ends of the fiscal year for the consolidated financial reporting and the different fiscal year of the consolidated subsidiary. Such consolidated subsidiaries are listed below:

Date of settlement: December 31

P.T. Smelting, MCC Development Corp., Mitsubishi Cement Corp., Mitsubishi Shindoh Co., Ltd. and other 32 companies

In addition, Mitsubishi Shindoh Co., Ltd. has changed the accounting reference date from March 31 to December 31. Accordingly, the consolidated financial statements for the current year reflect the financial results of the abovementioned subsidiary for the period of nine months from April 1, 2008 to December 31, 2008.

(1) Valuation standard and method for important assets

4.       Matters related to the standards of accounting policies

i.        Securities

a)      Consolidated subsidiaries and affiliates shares

Cost method based on a moving average method (excluding the shares in the Company to which equity method is applied).

b)      Other securities

Securities with fair market values

Market value method based on the market price at the end of the fiscal year (all valuation differences are directly charged or credited to net assets and the cost of the securities sold is calculated, based on a moving average method.)

Securities without available fair market value

Cost method based on a moving average method

ii.       Inventories

The amounts of inventories are stated primarily at acquisition cost modified by the writing down below cost to net selling value.  Nonferrous metals are stated primarily at the first-in, first-out (FIFO) method.  Other inventories are primarily stated at average cost method.

iii.      Derivative transaction

Market value method

(2)     Method of depreciation for significant depreciable asset

i.        Property, plant and equipment (excluding the leased assets related to the finance lease transaction entailing no transfer of ownership)

Fixed-rate method or straight-line method

However, haulage ways out of structures and mining sites and material sites out of lands are depleted according to the production output method.

(Additional information)

The Company and its domestic consolidated subsidiaries apply mainly the useful lives stipulated under the Corporation Tax Law of Japan (revised in 2008) to depreciate machinery, equipment and other assets. As a result, operating profit decreased by 5,739 million JPY and ordinary income and income before income taxes did by 5,783 million JPY, compared with the same profit and income calculated under the prior Corporation Tax Law of Japan.

Additionally, the Company and some domestic consolidated subsidiaries continued to use the useful lives stipulated before the revision of 1998 to depreciate their buildings (excluding building fixtures), but at the chance of the revision of the Corporation Tax Law of Japan in 2008 the useful lives were reviewed, in view of the actual usability surveyed recently. As a result, the useful life after reviewed approximated the useful life after the revision. Therefore, the useful lives have been changed to those stipulated under the revised Corporation Tax Law of Japan from the current fiscal year.

As a result, operating profit decreased by 238 million JPY and ordinary income and income before income taxes did by 378 million JPY, compared with those calculated under the prior Corporation Tax Law of Japan.

ii.       Intangible assets (except for the leased assets related to the finance lease transaction entailing no transfer of ownership)

Straight-line method

However, the production output method is used regarding mining rights.

iii.      Leased assets (the leased assets related to the finance lease transaction entailing no transfer of ownership)

Straight-line method is used, adopting the lease term as the useful life and leaving no residual value.

Additionally, finance lease transactions that do not transfer ownership commenced prior to the first year of implementation of the new accounting standard are accounted for in the manner similar to the accounting for ordinary rental transactions as in the case of operating leases.

(3)     Basis of providing significant allowances

i.        Allowance for doubtful accounts

Allowance for doubtful accounts is provided in the amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

ii.       Reserve for loss on unconsolidated subsidiaries and affiliates

Reserve for loss on unconsolidated subsidiaries and affiliates is provided on the equity investments in the unconsolidated subsidiaries and affiliates, to cover the necessary amount determined in consideration of the financial conditions of such affiliates in case such an investment is jeopardized or lost.

iii.      Accrued bonuses

Accrued bonuses is set aside in an amount accrued in the current fiscal year out of the expected future payment.

iv.      Provision for employees’ severance and pension benefits

Provision for employees’ severance and pension benefits is provided in an amount deemed to have accrued at the end of the current fiscal year, based on the retirement benefit liability and the estimated pension assets at the end of the current fiscal year. Additionally, the past service liability of consolidated subsidiaries is written down under the straight-line method over a certain number of years (mainly 10 years) within the employees’ average remaining service period at the time when the said liability has arisen. Actuarial difference will be written down under the straight-line method over a certain number of years (mainly 10 years) within the employees’ average remaining service period at the time when such difference arises, from the fiscal year next following the fiscal year when such a difference arises.

v.       Reserve for directors' retirement benefits

Some of the consolidated subsidiaries book such provision for the reserve for directors' retirement benefits to the retiring directors in an amount required at the end of the fiscal year under the internal rules.

vi.     Reserve for loss on business of subsidiaries and affiliates

Reserve for loss on business of subsidiaries and affiliates is provided in an expected amount the Company or consolidated subsidiaries might bear in excess of the equity investment and loans to an affiliate.

vii.    Reserve for environmental measures

Reserve for environmental measures is provided for future payments for waste disposal, and to clean up soil contamination at Omiya Environmental Management Center (the Central Research Institute formerly, Saitama, Saitama prefecture) site and Kaihatsu Board Co., Ltd. (Aizu Daiken Kogyo Co., Ltd at present, Aizuwakamatsu, Fukushima prefecture) site, based on the management estimation.

Additionally, Kaihatsu Board Co., Ltd. was a wholly-owned consolidated subsidiary, and the Company sold all of its stocks on April 10, 2007.

(4)     Other important matters considered in the preparation of the consolidated financial statements

i.        Significant hedge accounting method

(Hedge accounting method)

Deferred hedge accounting is applied. Special treatment is adopted for the interest rate swap when the swap transaction satisfies the requirements of the special treatment. Additionally, when a foreign currency denominated asset or liability is hedged by foreign exchange forward contract, such asset or liability is stated at the contracted foreign exchange rate.

(Hedge instrument, hedged item and hedging policy)

Foreign exchange forward contracts and currency swap transactions are used for the purpose of avoiding the risk of fluctuating foreign exchange rate of the currency used in the foreign currency denominated transaction.

For the purpose of avoiding fluctuations in the commodity prices for inventories of non-ferrous metals, commodity forward contracts and commodity price swap transactions are used. In addition, commodity forward contracts are also made for the purpose of avoiding the risk of fluctuation in the price of the commodity as a result of the contract under which it is agreed to deliver a nonferrous metal at a certain future date at a future price.

Interest rate swaps are also used for the purpose of avoiding the fluctuation in the interest rate on the loan and lowering finance cost on debt.

(Method of evaluating the effectiveness of hedge)

In principle, the effectiveness is evaluated by comparing the total of the fluctuations in the price/rate of or cash flows from the hedged item with the total of the fluctuations in the price/rate of or cash flows from the hedging instrument during the period from the start of the hedge transaction to the time of effectiveness evaluation.

Furthermore, the forward contract of the non-ferrous metal is managed so that the hedged item and the hedging instrument match with each other in volume every month and the effectiveness is confirmed at the end of the fiscal year by checking if the expected profit/loss and cash flows are secured or not.

ii.       Accounting of consumption tax

Transactions are stated without consumption tax and regional equivalent.

5.       Matters relating to the valuation of assets and liabilities of the consolidated subsidiaries

The assets and liabilities of the consolidated subsidiaries are all valuated at the fair market value.

6.       Write-off of goodwill and negative goodwill

Goodwill and negative goodwill are equally amortized each year over 5 years on a straight-line basis. However, if the amount is small, goodwill or negative goodwill is amortized in the year when the goodwill or negative goodwill arises.

Additionally, the goodwill concerning Robertson’s Ready Mix, Ltd., RRM Properties, Ltd., and Robertson’s Transport, Ltd. is equally amortized over 20 years.

7.       Changes in significant accounting standards

(1)     Accounting standards concerning lease transactions

Accounting treatment similar to that applied to lease/rental transactions was applied to finance lease transactions without the transfer of ownership in the past. From the current fiscal year, however, accounting treatment similar to that applied to ordinary sale and purchase transactions is applied, as per the “Accounting Standard for Lease Transactions” (Accounting Standard No.13 (dated June 17, 1993 (1st Sub-committee of the Business Accounting Deliberation Council) as amended on March 30, 2007)) and the “Guideline for Application of Accounting Standard for Lease Transactions” (Accounting Standard Application Guideline No.16 (dated January 18, 1994 (Japanese Institute of Certified Public Accountants, Accounting System Committee) as revised on March 30, 2007).

In addition, finance lease transactions without transfer of ownership that started before the beginning of the first year when the revised Accounting Standard for Lease Transactions was applied is continuously treated in the manner similar to the accounting of ordinary lease/rental transactions.

The effect of the said change in accounting treatment is considered negligible.

(2)     Application of “Temporary treatment concerning the accounting treatment of overseas subsidiaries in the preparation of the consolidated financial statements”

From the current fiscal year “Temporary treatment concerning the accounting treatment of overseas subsidiaries in the preparation of the consolidated financial statements” (Practical Response Report No.18 dated May 17, 2006) is applied and such adjustments are made as required for consolidated reporting.

Such adjustments decreased operating profit by 1,038 million JPY, and increased ordinary income by 8,720 million JPY and income before taxes by 8,751 million JPY. And the retained earnings at the beginning of the fiscal year are decreased by 16,264 million JPY.

8.       Change of Representation

(Consolidated Balance Sheet)

(1) As the Cabinet Order Amending Part of the Regulations concerning the Terms, Forms and Preparation Method of Financial Statements (Cabinet Order No. 50 dated August 7, 2008) became applicable, the assets stated as “Inventories” are separately stated as “Products and finished goods”, “Work in process” and “Raw materials and supplies” from the current fiscal year. Additionally, “Products and finished goods”, “Work in process” and “Raw materials and supplies” included in “Inventories” for the preceding year amounted to 73,974 million JPY, 102,504 million JPY and 84,645 million JPY respectively.

(2) “Reserve for clean-up costs of contaminated land” and “Reserve for waste management cost” stated for the preceding fiscal year are both included in the account titled “Reserve for environmental measures” along with the introduction of XBRL into EDINET.

(Notes to Consolidated Balance Sheet)

1. Assets pledged as collateral

Cash and time deposits	13,215	million JPY
Notes received and accounts receivable	2,005
Inventories	13,551
Property, plant and equipment	87,190
Securities for investment	247
(Amount of the liability secured by the collateral)
Short-term loans payable	13,566	million JPY
Long-term loans payable	41,105
(Of which, Current portions of the long-term loans	7,557)
Other liabilities	2,969

2. Accumulated depreciation expense on the property, plant and equipment   1,062,770 million JPY

3. Guarantees

The Company has provided guarantees on loans from banks and other lenders  for non-consolidated companies and employees.

Mitsubishi Materials PMG Corporation	8,103	million JPY
Kobelco & Materials Copper Tube Co., Ltd.	3,646
PMG Indiana Corporation	3,531
Plansee Mitsubishi Materials Global Sinter Holding, S.A.	2,878
NM Cement Co., Ltd.	2,638
Kobelco & Materials Copper Tube (Thailand) Co., Ltd.	2,105
PMG Pennsylvania Corporation	1,410
Eco Management Co., Ltd.	1,274
Nusa Tenggara Mining Corporation	1,107
Employees	3,302
Other (20 companies)	3,641
Total 33,640
(Of which, Real guarantee out of the Total	29,163)

4. Retroactive Obligations

Notes received discounted	406	million JPY
Notes received endorsed	47
Retroactive Obligations arising from liquidation of debts	8,659

5. The company and two consolidated subsidiaries revalued the land lots for business purposes under the “Law concerning Revaluation of Land” (Law No. 34 promulgated on March 31, 1998) and “Law Amending Part of the Law concerning Revaluation of Land” (Law No. 19 promulgated on March 31, 2001) and the amount equivalent to taxes on the revaluation differences was booked as Deferred income taxes on revaluation reserve for land and the amount equal to the interest in the net revaluation differences after the deduction of the said tax equivalent amount was stated as Reservation reserve for land in net assets.

Method of Revaluation

Revaluation was made by making reasonable adjustments to the assessed value for fixed asset tax provided under Article 2, Item 3, of the “Order for the enforcement of the Law concerning the Revaluation of Land” (Government order No.119 announced on March 31, 1998) but the company partly adopted the method to make reasonable adjustments to the officially surveyed value provided under Item 4 thereof and the chartered real estate appraiser’s appraisal under Item 5.

(1)     The Company

Date of Revaluation                      Yokkaichi Plant      March 31, 2000

                                                          Other                      March 31, 2002

Difference between the market value of land and

the book value of land after revaluation at the end of

the current fiscal year                                                    (25,689 million JPY)

(2)     Two consolidated subsidiaries

Date of Revaluation                                                      March 31, 2000

Difference between the market value of land and

the book value of land after revaluation at the end of

the current fiscal year                                                        (4,542 million JPY)

(Notes to the Consolidated Statement of Changes in Shareholders’ Equity)

1. Total number of shares issued at the end of the current fiscal year

                                                                             1,278,955,330 shares of common stock

2. Number of treasury shares held at the end of the current fiscal year

                                                                             10,584,877shares of common stock

3. Matters relating to the dividend of surpluses

(1)     Dividend paid

Resolution	Type of Share	Total Dividends (million yen)	Dividend per Share (yen)	Record Date	Effective Date
Board of Directors meeting held on May 12, 2008	Common stock	5,112	4.0	March 31, 2008	June 3, 2008
Board of Directors meeting held on November 10, 2008	Common stock	5,073	4.0	September 30, 2008	December 5, 2008

(2)     Dividend with the record date set in the current fiscal year and the effective date in the next fiscal year

Not applicable

(Note to Per-share information)

Net assets per share               287.44 JPY

Net income per share                4.81 JPY

(Notes to Subsequent Events)

On the change of the scope of consolidation

The Company transferred nuclear fuel component business to Mitsubishi Nuclear Fuel Co., Ltd. (“MNF”), a consolidated subsidiary of the Company, and Mitsubishi Heavy Industries, Ltd. transferred atomic fuel business to MNF, both through the corporate split as effective on April 1, 2009. And AREVA NP (France) transferred its related businesses to MNF. Accordingly MNF issued new stock and the share of the Company decreased to 30% from 95.5%. MNF is to be an equity method affiliate of the Company from the year ending March 31, 2010. Business results of MNF as of and for the year ended March 31, 2009 are as follows:

(Size of Mitsubishi Nuclear Fuel Co., Ltd.)

Net sales                                  14,367 million  JPY

Net income                                   554

Total assets                            20,756

Net assets                               12,033

Statement of Changes in Consolidated Shareholders’ Equity

(From April 1, 2008 to March 31, 2009)

                          (millions of yen)

	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of March 31, 2008	119,457	108,334	173,669	(309)	401,152
Change during the year
Cash dividends from retained earnings			(10,186)		(10,186)
Net income			6,106		6,106
Decrease from writedowns of land revaluation excess			(153)		(153)
Decrease from the application of ASBJ PITF No.18			(16,264)		(16,264)
Increase from rise in number of equity method affiliate			4,999		4,999
Increase from rise in number of non-consolidated subsidiaries			332		332
Increase from exclusion of subsidiaries from consolidation			113		113
Decrease from the application of ASBJ PITF No.18 to equity method affiliate			(74)		(74)
Acquisition of treasury stock				(5,177)	(5,177)
Disposition of treasury stock		(46)		115	68
Net change in items other than shareholders’ equity
Total change during the year		(46)	(15,127)	(5,062)	(20,236)
Balance as of March 31, 2009	119,457	108,287	158,542	(5,371)	380,915

Note: Amounts less than one million yen have been rounded down
	Valuation, Currency Translation and Other Adjustments					Minority Interests	Total Net Assets
	Net Unrealized Holding Gains on Securities	Unrealized Gains on Hedging Derivatives, Net of Taxes	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Total Valuation and Translation
Balance as of March 31,2008	29,722	3,685	30,312	(1,617)	62,103	57,033	520,289
Changes during the year
Cash dividends from retained earnings							(10,186)
Net income							6,106
Decrease from writedowns of land revaluation excess							(153)
Decrease from the application of ASBJ PITF No.18							(16,264)
Increase from rise in number of equity method affiliate							4,999
Increase from rise in number of non-consolidated subsidiaries							332
Increase from exclusion of subsidiaries from consolidation							113
Decrease from the application of ASBJ PITF No.18 to equity method affiliate							(74)
Acquisition of treasury stock							(5,177)
Disposal of treasury stock							68
Net change in items other than shareholders’ equity	(27,602)	(12,942)	147	(38,042)	(78,440)	322	(78,117)
Total change during the year	(27,602)	(12,942)	147	(38,042)	(78,440)	322	(98,354)
Balance as of March 31,2009	2,120	(9,256)	30,459	(39,660)	(16,337)	57,356	421,934

Balance Sheet
(As of March 31, 2009)

                                                                                       (millions of yen)

Note: Amounts less than one million yen have been rounded down.

Item	Amount	Item	Amount
[ ASSETS ]		[ LIABILITIES ]

Current Assets

Cash and time deposits

Notes

Accounts receivable

Products and finished goods

Work in process

Raw materials and Supplies

Advance payment

Prepaid expenses

Short-term loans receivables

Other receivables

Refundable income tax

Gold bullion loaned

Deferred income taxes

Others

Allowance for doubtful accounts

Fixed Assets

Property, Plant and Equipment

Buildings

Structures

Machinery and equipment

Vessels

Vehicles and delivery equipment

Tools, furniture and fixtures

Land

Lease assets

Construction in progress

Timber

Intangible Assets

Mining rights

Software

Lease assets

Others

Investment and Long-Term Receivables

Investments in securities

Securities of subsidiaries and affiliates

Bonds of subsidiaries and affiliates

Investments

Investments in subsidiaries and affiliates

Long-term loans receivables

Long-term loans to subsidiaries and affiliates

Deferred income taxes

Others

Reserve for loss on investments of affiliates

Allowance for doubtful accounts

327,916

46,033

2,830

52,328

27,280

28,905

24,672

4,282

691

3,203

11,304

5,727

58,380

9,443

54,301

(1,468)

808,012

341,494

67,734

24,524

75,363

4

93

2,035

150,468

199

19,935

1,135

2,332

557

1,258

81

433

464,186

103,209

324,907

4

87

6,326

521

9,075

18,677

8,783

(906)

(6,502)

Current Liabilities

Notes

Accounts payable

Short-term bank loans

Commercial Paper

Lease obligation

Other payables

Accrued expenses

Income taxes payable

Advance received

Progress payments received and receivables

Unearned income

Accrued bonuses

Employee deposits

Facilities related notes payable

Other facilities related payables

Gold payable

Other current liabilities

Long-term liabilities

Bonds

Long-term loans

Lease obligation

Deferred income taxes on revaluation reserve for land

Employees’ severance and pension benefits

Reserve for loss on subsidiaries and affiliates

Reserve for environmental measures

Guarantee deposits received

Others

Total liabilities

			439,978 1,040 27,868 160,534 26,000 400 2,358 28,029 343 1,874 21 53 4,017 8,519 170 15,234 147,980 15,534 407,902 95,000 226,927 841 34,980 22,859 2,218 10,396 4,881 9,797 847,881
		[ NET ASSETS ]

Shareholders’ Equity

Common stock

Capital surplus

Capital reserve

Capital surplus

Retained earnings

Other retained earnings

Reserve for reduction entry for fixed assets

Reserve for special account of reduction entry for fixed assets

Reserve for mine prospecting

Reserve for extraordinary depreciation

Earned surplus carried forward

Treasury stock

Valuation and Translation Adjustments

Net unrealized holding gains on securities

Unrealized gains on hedging derivatives, net of taxes

Revaluation reserve for land

Total Net Assets

			264,340 119,457 108,058 78,164 29,894 42,192 42,192 3,347 166 3,003 193 35,481 (5,368) 23,707 3,766 (5,057) 24,998 288,047
Total Assets	1,135,928	Total Liabilities and Net Assets	1,135,928

Statement of Operations

(From April 1, 2008 to March 31, 2009)

                                                                      (millions of yen)

Item	Amount

Net sales

Cost of sales

Gross Profit

Selling, General and Administrative Expenses

Operating Profit

Non Operating Profit

Interest income

Dividend income

Rental earned in undertaking

Others

Non Operating Expenses

Interest expense

Expenses for rent in undertaking

Loss on disposal of property, plant and equipment

Mine liquidation expense

Others

Ordinary Income

Extraordinary Income

Gain on sales of property, plant and equipment

Gain on sales of marketable securities and investments in securities

Reversal of allowance for doubtful accounts

Gain on sales of shares of affiliates

Others

Extraordinary Loss

Write-down of marketable securities and investments in securities

Write-down of stock in subsidiaries and affiliates

Loss on impairment

Provision for allowance for doubtful accounts

Loss on sales property , plant and equipment

Others

Income before Income Taxes

Corporate income taxes, and business tax

Income taxes for prior period

Income taxes adjustments

Net Income

712,758 652,125 60,633 54,591 6,042 50,080 355 41,745 5,374 2,605 20,464 8,212 4,210 2,272 2,252 3,517 35,657 1,635 1,020 540 43 24 6 18,416 11,229 5,582 1,216 241 107 38 18,876 82 663 3,097 15,033

Note: Amounts less than one million yen have been rounded down.

Statements of Changes in Shareholders’ Equity

(From April 1, 2008 to March 31, 2009)

 (millions of yen)

	Shareholders’ Equity						Valuation, Currency Translation and Other Adjustments				Total Net Assets
	Common Stock	Capital Surplus		Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Holding Gains on Securities	Unrealized Gains on Hedging Derivatives, Net of Taxes	Revaluation Reserve for Land	Total Valuation and Translation
		Capital reserve	Additional Capital Surplus	Additional Retained Earnings(*)
Balance as of March 31,2008	119,457	78,164	29,940	37,001	(303)	264,260	28,832	1,955	25,342	56,129	320,390
Changes during the year
Cash dividends from retained earnings				(10,186)		(10,186)					(10,186)
Net income				15,033		15,033					15,033
Decrease from writedowns of land revaluation excess				343		343					343
Acquisition of treasury stock					(5,177)	(5,177)					(5,177)
Disposition of treasury stock			(46)		112	66					66
Net change in items other than shareholders’ equity							(25,065)	(7,013)	(343)	(32,422)	(32,422)
Total change during the year			(46)	5,190	(5,064)	79	(25,065)	(7,013)	(343)	(32,422)	(32,343)
Balance as of March 31,2009	119,457	78,164	29,894	42,192	(5,368)	264,340	3,766	(5,057)	24,998	23,707	288,047

*Composition of Additional Retained Earnings                         (millions of yen)

	Reserve for reduction entry for fixed assets	Reserve for special account of reduction entry for fixed assets	Reserve for mine prospecting	Reserve for extraordinary depreciation	Earned surplus carried forward	Total
Balance as of March 31,2008	2,877	-	2,679	48	31,396	37,001
Changes during the year
Provision to voluntary reserve	668	166	593	154	(1,583)	-
Reversal of voluntary reserve	(199)		(269)	(8)	477	-
Dividends paid from retained earnings					(10,186)	(10,186)
Net income					15,033	15,033
Reversal of revaluation reserve for land					343	343
Total change	469	166	324	145	4,084	5,190
Balance on March 31, 2009	3,347	166	3,003	193	35,481	42,192

Note: Amounts less than one million yen have been rounded down.

[Pages 45-46]

Notes to Non-Consolidated Financial Statements

(Notes concerning Significant Accounting Policies)

1.      Asset Valuation Standards and Methods

(1)     Securities

(i)      Consolidated subsidiaries and affiliates shares

Cost method based on a moving average method

(ii)     Other securities

Securities with fair market values

Market value method based on the fair value at the end of the fiscal year (all valuation differences are directly charged or credited to net assets and the cost of the securities sold is calculated, based on a moving average method.)

Securities without market value

Cost method based on a moving average method

(2)     Inventories

The amounts of inventories are stated primarily at acquisition cost modified by the writing down below cost to net selling value.  Nonferrous metals are stated primarily at the first-in, first-out (FIFO) method.  Other inventories are primarily stated at average cost method.

(3)     Derivative transactions

Market value method

2.      Methods of depreciation for Fixed Asset Depreciation

(1)     Property, plant and equipment (excluding the leased assets related to the finance lease transactions entailing no transfer of ownership)

Straight-line method                Naoshima Smelter, Sakai Plant, Osaka Amenity Park (OAP), part of Tohoku Electric Power Plant, Sumikawa geothermal power generation facilities and other buildings acquired after April 1, 1998 (excluding building fixtures)

Production output method     Haulage ways out of structures and mining sites and material sites out of lands

Fixed-rate method                    Property, plant and equipment other than as stipulated above

      In addition, the useful lives of property, plant and equipment are principally calculated using the standards under the Corporation Tax Law of Japan.

(Additional information)

The Company mainly applies the useful lives stipulated under the Corporation Tax Law of Japan (revised in 2008) to depreciate machinery, equipment and other assets. As a result, operating profit decreased by 2,422 million JPY and ordinary income and income before income taxes did by 2,445 million JPY, compared with those calculated under the prior Corporation Tax Law of Japan.

Additionally, the Company continued to use the useful lives stipulated before the revision of 1998 to depreciate buildings (excluding building fixtures), but at the chance of the revision of the Corporation Tax Law of Japan in 2008 the useful lives were reviewed, in view of the actual usability surveyed recently. As a result, the useful life after reviewed approximated the useful life after the revision. Therefore, the useful lives have been changed to those stipulated under the revised Corporation Tax Law of Japan from the current fiscal year.

As a result, operating profit decreased by 223 million JPY and ordinary income and income before income taxes did by 363 million JPY, compared with those calculated under the prior Corporation Tax Law of Japan.

(2)     Intangible assets (except for the leased assets related to the finance lease transaction entailing no transfer of ownership)

Straight-line method

However, the production output method is used regarding mining rights.

      Furthermore, the useful lives are calculated using the standards prescribed by the Corporation Tax Law of Japan. However, depreciation of software (for use within the Company) is calculated using the straight-line method based on in-house determination of useful life (five years).

(3)     Leased assets (the leased assets related to the finance lease transaction entailing no transfer of ownership)

Straight-line method is used, adopting the lease term as the useful life and leaving no residual value.

Additionally, finance lease transactions that do not transfer ownership commenced prior to the first year of implementation of the new accounting standard are accounted for in the manner similar to the accounting for ordinary rental transactions as in the case of operating leases.

3.      Basis of providing significant allowances

(1)     Allowance for doubtful accounts

Allowance for doubtful accounts is provided in the amount sufficient to cover probable losses on collection. It consists of individually estimated uncollectible amounts, and an amount calculated using the past rate of actual losses on collection.

(2)     Reserve for loss on unconsolidated subsidiaries and affiliates

Reserve for loss on unconsolidated subsidiaries and affiliates is provided on the equity investments in the unconsolidated subsidiaries and affiliates, to cover the necessary amount determined in consideration of the financial conditions of such affiliates in case such an investment is jeopardized or lost.

(3)     Accrued bonuses

Accrued bonuses is set aside in an amount accrued in the current fiscal year out of the expected future payment.

(4)     Provision for employees’ severance and pension benefits

Provision for employees’ severance and pension benefits is provided in an amount deemed to have accrued at the end of the current fiscal year, based on the retirement benefit liability and the estimated pension assets at the end of the current fiscal year. Additionally, the past service liability is written down under the straight-line method over a certain number of years (mainly 10 years) within the employees’ average remaining service period at the time when the said liability has arisen.

(5)     Reserve for loss on business of subsidiaries and affiliates

Reserve for loss on business of subsidiaries and affiliates is provided in an expected amount the Company might bear in excess of the equity investment and loans to an affiliate.

(6)     Reserve for environmental measures

Reserve for environmental measures is provided for future payments for waste disposal, and to clean up soil contamination at Omiya Environmental Management Center (the Central Research Institute formerly, Saitama, Saitama prefecture) site and Kaihatsu Board Co., Ltd. (Aizu Daiken Kogyo Co., Ltd at present, Aizuwakamatsu, Fukushima prefecture) site, based on the management estimation.

Additionally, Kaihatsu Board Co., Ltd. was a wholly-owned consolidated subsidiary, and the Company sold all of its stocks on April 10, 2007.

4.      Other important matters considered in the preparation of the consolidated financial statements

(1)     Significant hedge accounting method

(Significant hedge accounting method)

Deferred hedge accounting is applied. Special treatment is adopted for the interest rate swap when the swap transaction satisfies the requirements of the special treatment. Additionally, when a foreign currency denominated asset or liability is hedged by foreign exchange forward contract, such asset or liability is stated at the contracted foreign exchange rate.

(Hedge instrument, hedged item and hedging policy)

Foreign exchange forward contracts and currency swap transactions are used for the purpose of avoiding the risk of fluctuating foreign exchange rate of the currency used in the foreign currency denominated transaction.

For the purpose of avoiding fluctuations in the commodity prices for inventories of non-ferrous metals, commodity forward contracts is used. In addition, commodity forward contracts are also made for the purpose of avoiding the risk of fluctuation in the price of the commodity as a result of the contract under which it is agreed to deliver a nonferrous metal at a certain future date at a future price.

Interest rate swaps are also used for the purpose of avoiding the fluctuation in the interest rate on the loan and lowering finance cost on debt.

(Method of evaluating the effectiveness of hedge)

In principle, the effectiveness is evaluated by comparing the total of the fluctuations in the price/rate of or cash flows from the hedged item with the total of the fluctuations in the price/rate of or cash flows from the hedging instrument during the period from the start of the hedge transaction to the time of effectiveness evaluation.

Furthermore, the forward contract of the non-ferrous metal is managed so that the hedged item and the hedging instrument match with each other in volume every month and the effectiveness is confirmed at the end of the fiscal year by checking if the expected profit/loss and cash flows are secured or not.

(2)     Accounting of consumption tax

Transactions are stated without consumption tax and regional equivalent.

5.      Changes in significant accounting standards

Accounting standards concerning lease transactions

Accounting treatment similar to that applied to lease/rental transactions was applied to finance lease transactions without the transfer of ownership in the past. From the current fiscal year, however, accounting treatment similar to that applied to ordinary sale and purchase transactions is applied, as per the “Accounting Standard for Lease Transactions” (Accounting Standard No.13 (dated June 17, 1993 (1st Sub-committee of the Business Accounting Deliberation Council) as amended on March 30, 2007)) and the “Guideline for Application of Accounting Standard for Lease Transactions” (Accounting Standard Application Guideline No.16 (dated January 18, 1994 (Japanese Institute of Certified Public Accountants, Accounting System Committee) as revised on March 30, 2007).

In addition, finance lease transactions without transfer of ownership that started before the beginning of the first year when the revised Accounting Standard for Lease Transactions was applied is continuously treated in the manner similar to the accounting of ordinary lease/rental transactions.

The effect of the said change in accounting treatment is considered negligible.

6.      Change of Representation

(Balance Sheet)

(1) As the Cabinet Order Amending Part of the Regulations concerning the Terms, Forms and Preparation Method of Financial Statements (Cabinet Order No. 50 dated August 7, 2008) became applicable, the assets stated as “Inventories” are separately stated as “Products and finished goods”, “Work in process” and “Raw materials and supplies” from the current fiscal year. Additionally, “Products and finished goods”, “Work in process” and “Raw materials and supplies” included in “Inventories” for the preceding year amounted to 32,827 million JPY, 46,847 million JPY and 36,372 million JPY respectively.

(2) “Reserve for clean-up costs of contaminated land” and “Reserve for waste management cost” stated for the preceding fiscal year are both included in the account titled “Reserve for environmental measures” along with the introduction of XBRL into EDINET.

[Notes Concerning the Balance Sheets]

1.       Assets Pledged as Collateral

Lands	672	million JPY
Buildings	830
Structures	18
Securities for investment	177
(Amount of the liability secured by the collateral)
Other account payables	27	million JPY
Long term loans	88
(Of which, current portion of the long-term loans	27)
Other long-term liabilities	904

2.       Accumulated depreciation expense on the property, plant and equipment     491,144 million JPY

3.       Advanced depreciation of 146 million JPY arising from government subsidies is deducted from the purchase price of property, plant and equipment.

4.       Guarantees

The Company has provided guarantees on loans from banks and other lenders for the following companies and for employees.

Universal Can Corporation	13,712 million JPY
Mitsubishi Materials PMG Corporation	8,103
Onahama Smelting & Refining Co., Ltd.	6,833
Tokyo Hoso Kogyo Corporation	5,150
Kobelco & Materials Copper Tube, Ltd.	3,646
PMG Indiana Corporation	3,531
Plansee Mitsubishi Materials Global Sinter Holding, S.A.	2,878
NM Cement Co., Ltd.	2,638
Employees	3,102
Other (16 companies)	10,583
Total	60,180
(Of which, Real guarantee out of the Total	55,703)

5.       Retroactive Obligations

Retroactive obligations arising from liquidation of financial assets	1,102 million JPY

6.       Receivables from and Payables to Subsidiaries and Affiliated Companies

Short-term receivables	30,877 million JPY
Long-term receivables	9,473
Short-term payables	45,705
Long-term payables	382

7.       The company revalued the land lots for business purposes under the “Law concerning Revaluation of Land” (Law No. 34 promulgated on March 31, 1998) and “Law Amending Part of the Law concerning Revaluation of Land” (Law No. 19 promulgated on March 31, 2001) and the amount equivalent to taxes on the revaluation differences was booked as Deferred income taxes on revaluation reserve for land and the amount equal to the interest in the net revaluation differences after the deduction of the said tax equivalent amount was stated as Reservation reserve for land in net assets.

Method of Revaluation

Revaluation was made by making reasonable adjustments to the assessed value for fixed asset tax provided under Article 2, Item 3, of the “Order for the enforcement of the Law concerning the Revaluation of Land” (Government order No.119 announced on March 31, 1998) and the chartered real estate appraiser’s appraisal under Item 5.

Date of revaluation	Yokkaichi Plant	March 31, 2000
	Other	March 31, 2002
Difference between the market value of land and the book value of land after revaluation at the end of the current fiscal year		(25,689 million JPY)

8.       Breakdown of the year-end balance in the balance sheets for provision for employees’ severance and pension benefits based on the method of accounting for retirement benefits (Pension plan assets include the amount corresponding to the allowance for retirement benefits pertaining to the employee pension trust.)

	Lump-sum payment of retirement benefits	Defined benefit pension plan
Provision for employees’ severance and pension benefits (before deduction of pension plan assets)	29,901 million JPY	1,609 million JPY
Employees’ pension trust pension plan assets	(8,650)	—
Provision for employees’ severance and pension benefits (net)	21,250	1,609

On October 1, 2007, the Company transferred from its former tax qualified pension plan to a defined benefit pension plan based on the Defined Benefit Corporate Pension Act (Law No. 50, promulgated in 2001).

[Notes to the Statements of Operations]

1.       Transactions with Subsidiaries and Affiliated Companies

Net Sales	210,251 million JPY
Net Purchases	177,678
Non-operating transactions	200,147

2.       Write-Down of Book Value Arising from Falling Profitability of Inventories Held for Normal Sales Purposes

Cost of sales	4,132 million JPY

[Notes to Statement of Changes in Shareholders' Equity]

Treasury stock as of March 31, 2009                10,570,647 shares of common stock

[Notes to Tax Effect Accounting]

1. Major Components of Deferred Income Tax Assets and Liabilities
(Deferred income tax assets)	(Millions of yen)
Loss on write-down of inventories	2,433
Accrued interest receivable included in gross revenue	1,949
Loss on write-down of buildings	8,321
Loss on impairment of non-current assets	1,487
Loss on write-down of securities	4,880
Write-down of stocks in affiliated companies	23,474
Allowance for doubtful accounts	1,308
Accrued bonuses	1,634
Provision for employees’ severance and pension benefits	10,804
Reserve for environmental measures	4,355
Nondeductible environmental expenditures	2,175
Nondeductible compensation expenditures	1,444
Unrealized losses on hedging derivatives, net of taxes	3,707
Others	7,891
Subtotal of Deferred Income Tax Assets	75,869
Valuation allowance	(36,881)
Total of deferred income tax assets	38,987
(Deferred income tax liabilities)
Deferred gain on sale of property, plant and equipment	(1,894)
Reserve for reduction entry for fixed assets	(2,296)
Reserve for special account of reduction entry for fixed assets	(114)
Reserve for mine prospecting	(2,060)
Reserve for extraordinary depreciation	(132)
Net unrealized holding gains on securities	(2,133)
Unrealized gains on hedging derivatives, net of taxes Deferred gain on hedges	(237)
Revaluation reserve for land, as a result of the merger	(1,996)
Total of deferred income tax liabilities	(10,865)
Net deferred income tax assets	28,121
2. Revaluation of Deferred Income Tax Assets and Liabilities
(Deferred income tax assets)
Deferred income tax assets concerning revaluation	10,574
Valuation allowance	(10,574)
Total revaluation of deferred income tax assets	—
(Deferred income tax liabilities)
Revaluation of deferred income tax liabilities	34,980
Net deferred income tax liabilities concerning revaluation	34,980
3. Major Components of the Differences between the Statutory Income Tax Rate and the Effective Income Tax Rate
Statutory tax rate	40.7%
(Adjustments)
Non-taxable items such as dividend income	(38.9)
Expenses not deductible for tax purposes	1.5
Tax credits	(14.8)
Temporary differences for which tax effects are not recognizable	33.0
Other	(1.1)
Tax rate after applying the Effective Income Tax Rate	20.4

[Notes to Leased Noncurrent Assets]

The leased assets related to the finance lease transaction entailing no transfer of ownership before the fiscal year in which lease transaction accounting standard changes went into effect.

(1) Acquisition costs, accumulated depreciation, accumulated impairment losses and book values at fiscal year-end

                                                                                                                                                                                            (Millions of yen)

	Acquisition cost equivalent	Accumulated depreciation equivalent	Accumulated impairment loss equivalent	Year-end book value equivalent
Machinery and equipment	1,568	1,146	12	409
Vehicles and delivery equipment	359	203	—	156
Tools, furniture and fixtures and equipment	2,093	1,282	—	810
Software	334	211	—	123
Total	4,356	2,843	12	1,499

(2) Lease obligations and leased asset impairment loss at fiscal year-end

Due within one year	633 million JPY
Due after one year	868
Total	1,501
Leased asset impairment loss at year-end	2

Purchase price equivalents and lease obligation equivalents are calculated using the inclusive-of-interest method because lease obligation equivalents constitute a small portion of noncurrent assets at fiscal year-end.

(3) Paid lease obligation, reversal of impairment loss on leased assets, depreciation equivalent and impairment losses

Lease payments	880 million JPY
Reversal of impairment loss on leased assets	2
Depreciation equivalent	877
Impairment losses	—

(4) Method to calculate depreciation equivalents

Depreciation equivalents are calculated based on the straight-line method over the lease terms of lease assets without residual value.

[Notes to Transactions with Related-Party ]

1. Subsidiaries and Affiliated Companies

Category	Name	Location	Capital or Investment Amount	Business	Voting Rights (or Ownership)	Relationship	Transaction Details	Transaction Amount (Millions of Yen)	Account	Year-End Balance (Millions of Yen)
Subsidiary	PT. Smelting	Jakarta, Indonesia	US$326,000 thousand	Nonferrous metals, smelting	Voting rights 61%, direct	Copper ingot supplier, concurrent officers	Purchase of raw materials (Notes 1, 2)	115,200	Accounts payable–trade	1,586
Subsidiary	Universal Can Corporation	Bunkyo-ku, Tokyo, Japan	8,000 million JPY	Manufacture and sales of aluminum beverage cans	Voting rights 80%, direct	Concurrent officers	Guarantee on debt (Note 3)	13,712	—	—
Subsidiary	Mitsubishi Nuclear Fuel Co., Ltd.	Tokaimura, Ibaraki Prefecture, Japan	3,000 million JPY	Manufacture of nuclear fuel	Voting rights 96%, direct	Provide nuclear fuel components, concurrent officers	Capital loans (Note 4)	41,110	—	—
							Interest expenses (Note 5)	159
Subsidiary	Material-Finance Co., Ltd.	Chiyoda-ku, Tokyo, Japan	30 million JPY	Financial services	Voting rights 100%, direct	Capital loans, assignment of accounts receivable—trade, concurrent officers	Capital loans (Note 4)	65,000	Short-term loans payable	24,600
							Interest expenses (Note 5)	314	Accrued expenses	19
							Assignment of accounts receivable–trade (Notes 6, 7)	82,314	—	—
							Loss on assignment of receivable–trade (Note 8)	24
Subsidiary	MCC Development Corp.	Henderson, Nevada, United States	US$498,700 thousand	Investment in cement-related industries	Voting rights 70%, direct	Concurrent officers	Underwriter of capital increases	32,357	—	—

Transaction amounts do not include consumption taxes. The balance at fiscal year-end includes consumption taxes.

Transaction Terms and Policies for Determining Transaction Terms

Note 1.    Terms are determined in the same manner as for general transactions, taking market prices into consideration.

Note 2.    Figure includes 50,693 million JPY for slag purchased from PT. Smelting through a trading company. This was determined to be a substantial transaction with the related party under the transaction agreement conditions.

Note 3.    The Company guaranteed a bank loan of the Universal Can Corporation.

Note 4.    Capital loans describe the total amount of the transaction.

Note 5.    Capital loan lending rates are determined on a rational basis, taking market interest rates into consideration. No collateral is provided.

Note 6.    Assignment of our accounts receivable–trade are conducted under a basic agreement with Material-Finance Co., Ltd.

Note 7.    Assignment of our accounts receivable–trade consists of 32,751 million JPY in notes receivable and 49,562 million JPY in accounts receivable.

Note 8.    The loss on assignment of receivable–trade is determined on a rational basis, taking general transaction conditions into consideration.

2. Directors and Major Individual Shareholders

Category	Name	Location	Capital or Investment Amount	Business	Voting Rights (or Ownership)	Relationship	Transaction Details	Transaction Amount (Millions of Yen)	Account	Year-End Balance (Millions of Yen)
Director or close relative	Akio Utsumi	—	—	Corporate Auditor (Formerly Chairman & CEO, Mitsubishi UFJ Trust and Banking Corporation)	Ownership 1%, direct	—	Capital loans (Notes 1, 2)	13,050	—	—
							Interest expenses (Note 3)	178

The above amounts do not include consumption taxes.

      In June 2008, Akio Utsumi resigned as CEO of the Mitsubishi UFJ Trust and Banking Corporation. The transaction describes the period during which Mr. Utsumi was a related party (April to June 2008).

Transaction Terms and Policies for Determining Transaction Terms

Note 1. Transaction in which Akio Utsumi acted as a third-party (Mitsubishi UFJ Trust and Banking Corporation) representative.

Note 2. Capital loans describe the total amount of the transaction.

Note 3. Capital loan lending rates are determined on a rational basis, taking market interest rates into consideration. No collateral is provided.

Per Share Information

      Net assets per share           227.10 JPY

      Net income per share          11.84 JPY

Important Subsequent Events

Not applicable.

Certified Copy of the Accounting Auditor’s Audit Report related to the Consolidated Financial Documents

Independent Auditors’ Report

May 7, 2009

To:   The Board of Directors

         Mitsubishi Materials Corporation

KPMG AZSA & Co.

Kenji Sakurai (Seal)

Designated and Engagement Partner

Certified Public Accountant

Yoshiaki Uesaka (Seal)

Designated and Engagement Partner

Certified Public Accountant

Kentaro Yamamoto (Seal)

Designated and Engagement Partner

Certified Public Accountant

We have audited the consolidated financial statements, comprising the consolidated balance sheets, the consolidated statements of operations, the consolidated statement of changes in shareholders’ equity and the related notes of Mitsubishi Materials Corporation as of March 31, 2009, and for the fiscal year from April 1, 2008, to March 31, 2009, in accordance with Article 444, Paragraph 4, of the Companies Act. The preparation of the consolidated financial statements is the responsibility of the Company’s management. Our responsibility is to express an opinion independently on the consolidated financial statements.

      We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall representation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above presents fairly, in all material respects, the financial position and the results of operations of Mitsubishi Materials Corporation and its consolidated subsidiaries for the period for which the consolidated financial statements was prepared, in conformity with accounting principles generally accepted in Japan.

Additional Information

As is described in Note 7. (2) in the Notes concerning the significant items that form the basis of presenting the consolidated financial statements, from the consolidated fiscal year, the Company is applying the “Temporary treatment concerning the accounting treatment of overseas subsidiaries in the preparation of the consolidated financial statements”

The Company has no conflict of interest with our firm or the engagement partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

END

Certified Copy of the Accounting Auditor’s Audit Report

Independent Auditors’ Report

May 7, 2009

To:   The Board of Directors

         Mitsubishi Materials Corporation

Kenji Sakurai (Seal)

Designated and Engagement Partner

Certified Public Accountant

Yoshiaki Uesaka (Seal)

Designated and Engagement Partner

Certified Public Accountant

Kentaro Yamamoto (Seal)

Designated and Engagement Partner

Certified Public Accountant

We have audited the financial statements, comprising the balance sheet, the statement of operations, the statement of changes in shareholders’ equity and the related notes and its supporting schedules of Mitsubishi Materials Corporation as of March 31, 2009, and for the 84th fiscal year from April 1, 2008, to March 31, 2009, in accordance with Article 436, Paragraph 2, Item 1, of the Companies Act. The preparation of the financial statements and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion independently on the financial statements and supporting schedules.

      We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the financial statements and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall representation of the financial statements and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the financial statements and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

The Company has no conflict of interest with our firm or the engagement partners that should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

END

Certified Copy of the Audit Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors prepared this audit report regarding the performance of duties of directors of the Company during the 84th fiscal year, from April 1, 2008, to March 31, 2009, upon deliberation and based upon audit reports prepared by each corporate auditor. We hereby report as follows:

1. Auditing Method Applied by Corporate Auditors and the Board of Corporate Auditors and Details Thereof

The Board of Corporate Auditors established the audit policy and audit plan and received reports from each corporate auditor on the execution of audits and results thereof and received reports from directors and other related persons and the accounting auditors on the performance of their duties, and, when necessary, requested explanations.

       In accordance with the audit standards, audit policy and audit plan established by the Board of Corporate Auditors, each corporate auditor has had communication with directors, employees and other related persons and the internal audit department of the Company, endeavored to gather information and create an environment conducive to auditing. Each corporate auditor also attended meetings of the Board of Directors and other important meetings, received from directors, employees and other related persons reports on the performance of their duties, and, when necessary, requested explanations, reviewed documentation on important decisions and investigated the status of business and assets of the Company’s head office and other major offices.

       Each corporate auditor has also monitored and verified conditions with regard to systems for ensuring whether the performance of Directors’ duties is in accordance with the laws and the Company’s Articles of Incorporation, and systems (internal control system) that have been implemented based on the content of the Board of Directors resolutions concerning the implementation of systems set forth in Articles 100, Paragraphs 1 and 3, of the Companies Act Enforcement Regulations, as necessities for ensuring the propriety of the activities of corporations. In regard to internal controls related to financial reporting, the corporate auditors received evaluations of internal controls and reports on audits from directors, other parties, and KPMG AZSA & Co., and requested explanations as required.

       We also examined the fundamental policy described in the Business Report in accordance with Article 127, Item 1, of the Companies Act Enforcement Regulations and the measures described in Article 127, Item 2, of these regulations, based on the status of Board of Directors and other deliberations. As for the subsidiaries of the Company, the corporate auditors examined the status of operations and properties of the subsidiaries by asking for reports on their respective business from the directors and corporate auditors of the subsidiaries, having communication with the directors and corporate auditors of the subsidiaries and sharing information among them as well as visiting the subsidiaries as necessary.

       According to the foregoing method, we examined the business report and the accompanying supplemental schedules for this fiscal year.

The corporate auditors also monitored and examined to determine whether the accounting auditors maintain their independence and conduct their audits in an appropriate manner. The corporate auditors received reports from the accounting auditors on the performance of their duties and, when necessary, requested explanations.

       Based on the method described above, the corporate auditors reviewed the financial statements (the balance sheets, the statements of operations, the statements of changes in shareholders’ equity and the related notes) and its supporting schedules, as well as the consolidated financial statements (the consolidated balance sheets, the consolidated statements of operations, the consolidated statement of changes in shareholders’ equity and the related notes).

2. Results of Audit

(1) Results of Audit of the Business Report, etc.

A.   We confirm that the business report and the accompanying supplemental schedules present fairly the status of the Company in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.   We confirm that there are no fraudulent acts or material facts that violated the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the performance of the duties of the directors.

C.   We confirm that the substance of the resolutions made by the Board of Directors regarding the establishment of the internal control system is appropriate. We do not recognize any matters that should be pointed out in regard to the performance of the directors regarding the internal control system, including the internal control system related to financial reporting.

D.   We do not recognize any matters that should be pointed out in regard to the Fundamental Policy Concerning the Control of the Company (Fundamental Policy on Parties in Control of Decisions Concerning the Company’s Finance and Business), as stated in the Company’s Business Report. We recognize that the measures described in the Business Report as pertaining to Article 127, Item 2, of the Companies Act Enforcement Regulations are in accordance with this fundamental policy, and we do not recognize these as measures that harm the Company’s corporate value and the common interests of the shareholders, nor do we recognize the policy as having the purpose of sustaining the positions of the Company’s corporate officers.

(2)  Results of Audit of the Financial Statements and the Accompanying Supplemental Schedules

      We confirm that the method and the results of the audit conducted by the accounting auditors, KPMG AZSA & Co., are appropriate.

(3)  Results of Audit of the Consolidated Financial Statements

      We confirm that the method and the results of the audit conducted by the accounting auditors, KPMG AZSA & Co., are appropriate.

In October 2008, the Company received a cease and desist order and a surcharge payment order from the Japan Fair Trade Commission as a result of an Antimonopoly Law violation concerning purchases of molten metal, etc., from local government bodies in previous fiscal years. As the Board of Corporate Auditors, we will strive to enhance the corporate auditing function to prevent such problems from recurring.

May 8, 2009

Board of Corporate Auditors, Mitsubishi Materials Corporation

Nobuaki Naito (Seal), Standing Corporate Auditor

Takao Wada (Seal), Standing Corporate Auditor

Fumio Shimada (Seal), Standing Corporate Auditor

Akio Utsumi (Seal), Corporate Auditor

Note:   Standing Corporate Auditor Takao Wada and Corporate Auditor Akio Utsumi are Outside Corporate Auditors as provided in Article 2, Item 16, and Article 335, Paragraph 3, of the Companies Act of Japan.

END